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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                       ALLIED LIFE FINANCIAL CORPORATION
                           (Name of Subject Company)

                       ALLIED LIFE FINANCIAL CORPORATION
                      (Name of Person(s) Filing Statement)

                            ------------------------

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                  019 246 107
                     (CUSIP Number of Class of Securities)

                            ------------------------

                               WENDELL P. CROSSER
                          Vice President and Treasurer
                       ALLIED Life Financial Corporation
                                701 Fifth Avenue
                          Des Moines, Iowa 50391-2003
                                 (515) 280-4211
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With copies to:

           GEORGE T. OLESON, ESQ.                        RICHARD G. CLEMENS, ESQ.
    Vice President and Corporate Counsel                      Sidley & Austin
      ALLIED Life Financial Corporation                  One First National Plaza
              701 Fifth Avenue                            Chicago, Illinois 60603
         Des Moines, Iowa 50391-2003                          (312) 853-7000
               (515) 280-4211

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is ALLIED Life Financial Corporation, an Iowa corporation (the "Company"). The address of the principal executive offices of the Company is 701 Fifth Avenue, Des Moines, Iowa 50391-2003. The title of the class of equity securities to which this Statement relates is the common stock, no par value, of the Company ("Common Stock" or the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to the tender offer by Nationwide Life Acquisition Corporation (the "Purchaser"), an Ohio corporation and a wholly owned subsidiary of Nationwide Mutual Insurance Company, an Ohio mutual insurance company ("Parent"), to purchase all outstanding Shares at a purchase price of $30 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto constitute the "Offer"). The Offer is disclosed in the Tender Offer Statement on Schedule 14D-1 dated June 10, 1998 (the "Schedule 14D-1"), as filed by Parent and Purchaser with the Securities and Exchange Commission (the "SEC"). The Schedule 14D-1 states that the address of the principal executive offices of each of Parent and Purchaser is One Nationwide Plaza, Columbus, Ohio 43215.

     The Offer is being made pursuant to the terms of an Agreement and Plan of Merger dated as of June 3, 1998 (the "Merger Agreement"), among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, following the consummation of the Offer, upon the satisfaction or waiver of certain conditions, Purchaser will be merged (the "Merger") with and into the Company, with the Company surviving the Merger (as such, the "Surviving Corporation") as a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time (the "Effective Time") of the Merger (other than Shares held as treasury shares by the Company and Shares held by stockholders, if any, who are entitled to and who properly exercise appraisal rights under the Iowa Business Corporation Act (the "Iowa Corporation Act") with respect to their Shares) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $30 per Share (or any higher price paid per Share in the Offer), net to the record holder thereof, in cash, without interest thereon (the "Merger Consideration"), upon surrender of the certificate formerly representing such Share.

     ALLIED Mutual Insurance Company, an Iowa mutual insurance company ("ALLIED Mutual"), has entered into a Shareholder Agreement with Parent (the "Shareholder Agreement") pursuant to which ALLIED Mutual has agreed, among other things, that at any meeting of stockholders of the Company called to vote upon the Merger and the Merger Agreement, it will vote Shares held by it and shares of 6.75% Series Preferred Stock, no par value, of the Company (the "6.75% Preferred"), held by it, in favor of the Merger and against alternative transactions. ALLIED Mutual has also agreed that it will not dispose of any Shares or shares of 6.75% Preferred held by it. At the close of business on June 2, 1998, ALLIED Mutual owned all of the 2,330,772 shares of 6.75% Series Preferred then outstanding and 1,521,006 Shares. Each Share and each share of 6.75% Preferred is entitled to one vote. The affirmative vote of the holders of a majority of the outstanding Shares, outstanding shares of 6.75% Preferred and outstanding shares of Series A ESOP Convertible Preferred Stock, no par value, of the Company, voting together as one class, will be required in order to approve the Merger and the Merger Agreement. At the close of business on June 2, 1998, the Shares and shares of 6.75% Preferred held by ALLIED Mutual represented approximately 56% of the total voting securities issued by the Company. Accordingly, it is expected that any required stockholder approval will be received.

     The Merger Agreement and the Shareholder Agreement are more fully described below in Item 3. Copies of the Merger Agreement and the Shareholder Agreement are filed as Exhibits hereto and are incorporated herein by reference in their entirety. Copies of the press releases issued by the Company on June 3, 1998 and June 4, 1998 are filed as Exhibits hereto and each is incorporated herein by reference in its entirety.

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

     As used herein, the phrase "ALLIED" refers to the Company, ALLIED Mutual and ALLIED Group, Inc., an Iowa corporation ("ALLIED Group"), collectively. Unless otherwise noted, capitalized terms used in this Statement without definition shall have the respective meanings assigned to such terms in the Merger Agreement.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b) Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described in Annex C hereto which is incorporated herein by reference, and under the sections captioned "Voting Securities and Principal Stockholders," "Directors and Executive Officers -- Compensation of the Members of the Board of Directors and the Director Purchase Plan," "Board Compensation Committee Report on Executive Compensation," "Compensation of Executive Officers" and "Certain Transactions and Relationships -- Other Arrangements and Transactions" contained in Annex B hereto and each such section is incorporated herein by reference.

     Certain other contracts, agreements, arrangements and understandings between the Company and its affiliates are described under the section captioned "Certain Transactions and Relationships" contained in Annex B hereto and such section is incorporated herein by reference.

THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an Exhibit hereto and which is incorporated herein by reference.

     The Offer. In the Merger Agreement, Purchaser has agreed, among other things, to offer $30 per Share, net to the seller in cash, without interest thereon, subject to the conditions set forth below under the caption "-- Certain Conditions of the Offer." The Merger Agreement provides that, without the consent of the Company, Purchaser shall not (a) reduce the number of Shares sought in the Offer, (b) reduce the Offer Price to a price less than $30 per Share, (c) amend or add to the conditions set forth below under the caption "-- Certain Conditions of the Offer," (d) except as provided in the next paragraph, extend the Offer, (e) change the form of consideration payable in the Offer, (f) waive the Minimum Condition (as defined below) or the Insurance Regulatory Condition (as defined below) without the Company's consent or (g) amend any other term of the Offer in any manner adverse to the holders of the Shares.

     Notwithstanding the foregoing, Purchaser may, without the consent of the Company, (a) extend the Offer, if at the scheduled or extended expiration date of the Offer, any of the conditions to Purchaser's obligation to purchase the Shares are not satisfied or waived, until such time as such conditions are satisfied or waived, (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC applicable to the Offer and
(c) extend the Offer for any reason on one or more occasions for an aggregate period of not more than 10 business days (for all such extensions) pursuant to this clause (c) beyond the latest expiration date that would otherwise be permitted under clause (a) or (b) of this sentence. Subject to the terms and conditions of the Offer and the Merger Agreement, Purchaser agreed, and Parent agreed to cause Purchaser, to accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer that Purchaser becomes obligated to accept for payment, and pay for, pursuant to the Offer as soon as practicable after the expiration of the Offer.

     Certain Conditions of the Offer. Notwithstanding any other provision of the Offer, Purchaser is not required to accept for payment, or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares not theretofore accepted for payment or paid for (i) unless (a) there are validly tendered and not properly withdrawn prior to the expiration of the Offer at least 2,000,000 Shares (the

"Minimum Condition"), and (b) all insurance regulatory approvals necessary for Parent and Purchaser's acquisition of control of the Company and its subsidiaries are obtained on terms and conditions reasonably satisfactory to Parent (the "Insurance Regulatory Condition") and any waiting period applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") has not expired or been terminated, or (ii) if at any time on or after the date of the Merger Agreement and at or before the time that Shares are accepted for payment (whether or not any other Shares shall theretofore have been accepted for payment or paid for pursuant to the Offer) any of the following conditions exists:

          (a) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (iii) a commencement of a war, armed hostilities or other international or national calamity directly involving the United States which has a material adverse effect on the general economic conditions in the United States;

          (b) any statute, rule, regulation, a temporary, preliminary or permanent order or injunction shall be promulgated, enacted, entered, enforced or deemed applicable to the Offer, the Merger or performance under the Merger Agreement, by any state, federal or foreign government or governmental authority or court or governmental agency of competent jurisdiction that (i) prohibits the consummation of the Offer or the Merger or (ii) imposes material limitations on the ability of Purchaser effectively to exercise full rights of ownership with respect to the Shares, including, without limitation, the right to vote any Shares purchased by it on all matters properly presented to the stockholders of the Company; provided that the Parent and Purchaser shall have used their best efforts to have any such decree, order or injunction vacated or reversed;

          (c) the Company shall have entered into an agreement obligating the Company to enter into an Acquisition Transaction with a person other than Parent, Purchaser or an affiliate of either;

          (d) (i) the Company shall have breached or failed to perform in any material respect any of its material obligations covenants or agreements under the Merger Agreement or (ii) there shall have occurred, on the part of the Company, a breach of any representation or warranty contained in the Merger Agreement as of the date of the Merger Agreement or at the time of the consummation of the Offer (other than representations and warranties made as of a specified date prior to the date of the Merger Agreement) which, in either case, if not cured would reasonably be expected to have a Material Adverse Effect (as defined below) and which is not curable or, if curable, is not cured with the later of (x) 30 calendar days after written notice of such breach is given by Parent to the Company of such breach and
     (y) the time of satisfaction of all conditions to the Offer not related to such breach; provided, however, that certain representations relating to the Company's capitalization and authority to enter into the Merger Agreement shall be true as of the consummation of the Offer.

          (e) the Board of Directors of the Company shall have withdrawn its recommendation or modified its recommendation in a manner adverse to Parent or Purchaser;

          (f) the failure to obtain any governmental approvals or third party consents, which failure, in the aggregate, would have a Material Adverse Effect;

          (g) Any insurance regulatory approval necessary for the merger of ALLIED Mutual with and into Parent (the "Mutual Merger") shall not have been obtained on terms and conditions reasonably satisfactory to Parent;

          (h) the requisite vote of ALLIED Mutual policyholders in support of the Mutual Merger shall not have been obtained; and

          (i) the nominees of Parent to the Board of Directors of ALLIED Mutual pursuant to the Mutual Merger shall not have been duly elected or appointed so as to constitute a majority of the directors on the Board of Directors of ALLIED Mutual.

     The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion (subject to the terms of the Merger Agreement). The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     As used in the Merger Agreement, "Material Adverse Effect" means a material adverse effect on the business, results of operations or financial condition of any party or any subsidiary of any party (including, after the Merger, the Surviving Corporation), or of such party and its subsidiaries taken as a whole, or the ability of such party to consummate the transactions contemplated by the Merger Agreement.

     The Merger. The Merger Agreement provides that, following the satisfaction or waiver of the conditions set forth therein, Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation, and each Share then outstanding (other than Shares held as treasury shares by the Company and Shares held by stockholders, if any, who are entitled to and who properly exercise appraisal rights under the Iowa Corporation Act with respect to their Shares) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $30 per Share, net to the seller in cash, without interest thereon, upon the surrender of the certificate formerly representing such Shares.

     Representations and Warranties. The Merger Agreement contains representations and warranties by the Company with respect to, among other things, the organization, qualification and capitalization of the Company, the subsidiaries of the Company, the authority of the Company relative to the Merger Agreement, the absence of violations of law, required governmental filings, the statutory financial statements and other financial statements of the Company's insurance company subsidiaries and their actuarial reserves, the SEC filings of the Company, the absence of certain changes or events and of any undisclosed liabilities, the inapplicability of state takeover statutes, compliance with applicable law, the assets of the Company, environmental matters, contracts of the Company, taxes and tax returns, benefit plans, labor relations and employment, intellectual property, properties, insurance issued by the Company and its subsidiaries, cancellations, operations insurance, transactions with affiliates, voting requirements applicable to the Merger and the status of the Company's subsidiaries as regulated investment companies.

     The Merger Agreement also contains representations and warranties of Parent and Purchaser with respect to, among other things, their organization and qualification, their authority relative to the Merger Agreement, the absence of violations of law and required governmental filings.

     Covenants of the Company. In the Merger Agreement, the Company covenanted and agreed that, among other things, during the period from the date of the Merger Agreement until the Effective Time, unless Parent otherwise agrees in writing, or except as otherwise contemplated in the Merger Agreement, (a) the Company and its subsidiaries shall conduct their business only in the ordinary course of business and in the same manner as conducted since December 31, 1997, and shall use all reasonable efforts to preserve its services to and relationships with policyholders, insurers, agents, sales and distribution organizations, underwriters, investment customers, brokers, suppliers and all others so as not to impair its ongoing business in any material respect; (b) the Company and its subsidiaries shall not make a change in their dividend, underwriting, pricing, claims, risk retention, investment or reinsurance practices or polices in any material respect, and shall notify Parent of any material transactions involving a purchase or sale; (c) the Company and its subsidiaries shall not make any material change in their accounting practices, including changes in respect to establishment of reserves for unearned premiums, losses, loss adjustment expenses, or depreciation or amortization policies or rates; (d) the Company shall not, and shall not permit any subsidiary to, (i) amend its charter or by-laws (unless contemplated by the Merger Agreement), (ii) incur any individual liability or series of related liabilities in excess of $1,000,000 other than in the ordinary course of business consistent with past practice, (iii) incur any indebtedness for money borrowed in the aggregate for the Company and the subsidiaries in excess of $10,000,000 for any such indebtedness having a maturity of 90 days or less or $1,000,000 for any such indebtedness having a maturity of more than 90 days, (iv) agree to any merger, consolidation, demutualization, acquisition, redomestication, sale of all or a substantial portion of its assets, bulk or assumption reinsurance arrangement or other similar reorganization, arrangement or business combination, (v) prior to notifying Parent, enter into any partnership, joint venture or profit sharing contract, (vi) enter into any contract limiting the ability of the Company or of any subsidiary to engage in any business, to compete with any person, to do business with any person or in any location or to employ any person or limiting the ability of any person to compete with such party or any of the subsidiaries,
(vii) enter into any contract relating to the direct or indirect guarantee of any obligation of any person in respect of indebtedness for borrowed money or other financial obligation of any person other than in the ordinary course of business consistent with past practice, (viii) incur any material deterioration in its ability to maintain, access and update policyholder records which deterioration is not reasonably reparable, (ix) enter into any contract that could materially and adversely affect the consummation of the transactions contemplated by the Merger Agreement, or (x) modify any contract with respect to the subjects of the foregoing clauses; (e) the Company shall not permit any subsidiary to issue or sell any shares of or interests in, or rights of any kind to acquire any shares of or interests in, or to receive any payment based on the value of, the capital stock of or other equity interests in or any securities convertible into shares of any capital stock of or other equity interests in any subsidiary, or otherwise take any actions that would alter certain information delivered to Parent in connection with the execution of the Merger Agreement other than in the ordinary course of business consistent with existing agreements and arrangements; (f) subject to certain exceptions, the Company shall not, and shall not permit any subsidiary to (i) adopt or implement, or commit to adopt or implement, or materially amend, any collective bargaining, compensation, employment, consulting, pension, profit sharing, bonus, incentive, group insurance, termination, retirement or other employee benefit contract, plan or policy, (ii) enter into or materially amend any severance contract,
(iii) increase in any manner the compensation of, or enter into any contract relating to the borrowing of money by, its directors, officers or other employees, except pursuant to the terms of agreements or plans as currently in effect and except for annual employee compensation increases made in the ordinary course of business consistent with past practices; provided that in no event shall any such individual increase in annual compensation exceed $400,000 per year, (iv) increase by more than 0.5% the aggregate number of its employees,
(v) pay or agree to pay any pension, retirement allowance or other employee benefit not required by the current terms of any existing plan, agreement or arrangement to any director, officer or other employee, whether past or present,
(vi) voluntarily recognize, or involuntarily become subject to, any labor organization or any other person as a collective bargaining representative of one or more bargaining units comprising a material number of employees, or (vii) other than obligations that arise by operation of law or under the by-laws of a party as they exist on the date of the Merger Agreement, enter into, adopt or increase any indemnification or hold harmless arrangements with any directors, officers or other employees or agents of such party or any of the subsidiaries or any other person; (g) other than in the ordinary course of business consistent with past practice, the Company shall not, and shall not permit any subsidiary to, make any capital expenditures or expenditures or commitments for expenditures for the purchase or lease of any products or services or group of products or services (other than with respect to Investment Assets (as defined in the Merger Agreement)) which in one or a series of related transactions exceed $500,000 or which in the aggregate for the Company and its subsidiaries taken as a whole exceed $2,500,000, except for expenditures relating to the Merger Agreement and the consummation of the transactions contemplated hereby, and expenditures required to be made pursuant to existing contracts to which the Company or any subsidiary is a party; (h) other than in the ordinary course of business consistent with past practice or in connection with the redemption of outstanding guaranteed investment contracts in the exercise of the Company's reasonable judgment, the Company shall not, and shall not permit any subsidiary to, waive any rights with a value in excess of $100,000 or any other rights which are material to any contract or make any payment, direct or indirect, of any liability in excess of $100,000 before the same comes due in accordance with its terms, in each case, including, but not limited to, any provision of any insurance contract to permit a cash-out thereof; (i) the Company and its subsidiaries shall not sell, lease, mortgage or otherwise grant any interest in or dispose of any of its Assets which, individually or in the aggregate, are material to the financial condition of the Company or of its subsidiaries taken as a whole, and, in the case of Liens (as defined in the Merger Agreement), for Permitted Liens (as defined in the Merger Agreement) and Liens not individually in excess of $500,000 and not aggregating in excess of $2,000,000 or (ii) restructure, amend, modify or otherwise affect any Investment Asset or any contract relating thereto which is material to the financial condition of the

Company or its subsidiaries, and described in clauses (i) and (ii), and the Company shall furnish to Parent a monthly report, in detail reasonably acceptable to Parent, of all such transactions or other changes (other than changes in market values or ordinary course changes such as interest payments, maturities, etc.) affecting Investment Assets of the Company or its subsidiaries, (j) the Company and its subsidiaries agree that they shall not, other than pursuant to the operation of separate accounts involved in real estate in the ordinary course, make any equity real estate investments (other than through restructuring or foreclosure or pursuant to commitments existing at the date hereof or to protect the value of existing investments in the exercise of reasonable business judgment) and that neither the Company nor its subsidiaries shall take any action, other than in the exercise of reasonable business judgment and following discussion with Parent, which results, individually or in the aggregate, in (i) the realization of any gross capital loss or losses in an amount of $10,000,000 or more or (ii) an adverse impact on the surplus of the Company or any of its subsidiaries in an amount of $10,000,000 or more; (k) other than in the ordinary course of business, the Company shall not permit any of its subsidiaries to, enter into, waive, or amend any material contract which would involve the payment by the Company or any subsidiary of $500,000 or more; (l) other than in the ordinary course of business, the Company shall not, and shall not permit any subsidiary to settle or compromise any claim in any action, proceeding or investigation which could result in an expenditure for the Company or its subsidiaries in excess of $1,000,000; (m) the Company shall not, and shall not permit any subsidiary to, purchase or otherwise acquire, (i) any controlling equity interest in any Person (other than Investment Assets), (ii) any non-publicly traded securities in excess of $5,000,000 per transaction or $5,000,000 per issuer or credit, (iii) any investments in fixed income securities rated in the National Association of Insurance Commissioners Class 4, 5 or 6 non-publicly traded equity securities or assets required to be shown on Schedule BA of a person's Annual Statement (as defined in the Merger Agreement) in excess of $5,000,000 per issuer or credit, or (iv) any real property or mortgage investments except in the ordinary course of managing the existing portfolio of real property and mortgage investments, including foreclosing purchase money mortgages, extensions and refinancings; (n) the Company shall not, and shall not permit any of its subsidiaries to, enter into any new, or materially amend any existing, reinsurance contract or arrangements, except in accordance with existing reinsurance agreements or in the ordinary course of business; (o) the Company shall, and shall cause each of its subsidiaries to, maintain uninterrupted its existing insurance coverage of all types in effect or procure substantially similar substitute insurance policies with financially sound and reputable insurance companies in at least such amounts and against such risks as are currently covered by such policies if such coverage is available; (p) the Company shall deliver to Parent as promptly as practicable after preparation thereof, but in no event later than the date of filing with respect to unaudited or audited, SAP Statements (as defined in the Merger Agreement) for the Company and each of its subsidiaries filed by or on behalf of the Company or such subsidiary after the date of the Merger Agreement;
(q) the Company shall inform Parent regarding the progress of any material claim, action, suit litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes; (r) neither the Company nor any subsidiary shall
(i) make or rescind any material express or deemed election relating to taxes,
(ii) make a request for a Tax Ruling (as defined in the Merger Agreement) or enter into a Closing Agreement (as defined in the Merger Agreement), settlement or compromise with respect to any material tax matter or (iii) with respect to any material tax matter, change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the taxable year ending December 31, 1997, except as may be required by law; (s) neither the Company nor any of its subsidiaries shall declare, set aside or pay any dividends or distributions in respect of any capital stock of any subsidiary (except as consistent with past practices) or redeem, purchase or otherwise acquire any of such subsidiary's stock; (t) subject to certain exceptions, neither the Company nor any subsidiary shall settle pending or threatened litigation in an amount exceeding $1,000,000, other than settlement of pending or threatened litigation with respect to claims arising under contracts of insurance or reinsurance underwritten, ceded or assumed by any subsidiary which settlement will not have a material adverse effect; (u) neither the Company nor any subsidiary shall do any other act which would cause any representation or warranty of the Company or any subsidiary to be or become untrue in any material respect unless required by applicable law; and (v) neither the Company nor any subsidiary shall agree, in writing or otherwise, to take any of the actions prohibited by the foregoing clauses (a) through (u).

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

     Acquisition Proposals. Pursuant to the Merger Agreement, the Company agreed, subject to certain exceptions, to not, and to not permit or cause any of its subsidiaries or any of the officers or directors of it or any of its subsidiaries to, and shall direct its and its subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of 15 percent or more of the assets or any equity securities of, the Company or any of its Significant Subsidiaries (as defined in Regulation S-X promulgated by the SEC), or an other business combination (any such proposal or offer, an "Acquisition Proposal").

     The Merger Agreement further provides that the Company will not, and will not permit or cause any of its subsidiaries or any of the officers and directors of it or any of its subsidiaries to and shall direct it and its subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, whether made before or after the date of the Merger Agreement, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in the Merger Agreement shall prevent the Company or its Board of Directors from (i) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal or (ii) at any time after 180 days from the date of the Merger Agreement if the Merger shall not by such date have been approved by the requisite vote of the Company's stockholders or (iii) at any time after one year from the date of the Merger Agreement if the Merger shall not by such date have been approved by the Commissioner of Insurance of the State of Iowa (a) providing information in response to a request therefor by a person who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors receives from the person so requesting such information an executed confidentiality agreement on terms substantially equivalent to those contained in the Confidentiality Agreement dated as of May 28, 1998 among Parent, Purchaser and the Company; (b) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal; or (c) recommending such an Acquisition Proposal to the stockholders of the Company, if and only to the extent that, (i) in each such case referred to in clause (a), (b) or (c) above, the Board of Directors of the Company determines in good faith after consultation with outside legal counsel that such action is necessary in order for its directors to comply with their respective fiduciary duties under applicable law and (ii) in each case referred to in clause (b) or
(c) above, the Board of Directors of the Company determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal and would, if consummated, result in a more favorable transaction than the transaction contemplated by the Merger Agreement, taking into account the long-term prospects and interests of the Company and its stockholders. The Company agreed to cease and cause to be terminated any then existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing. The Company agreed that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this paragraph of the obligations undertaken in the Merger Agreement and described in this section. The Company agreed to notify Parent immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers and thereafter shall keep Parent informed, on a current basis, on the status and terms of any such proposals or offers and the status of any such negotiations or discussions.

     Stockholder Approval; Preparation of Proxy Statement. The Merger Agreement provides that as soon as practicable following the purchase of the Shares pursuant to the Offer, the Company shall prepare and file with the SEC a Proxy Statement, if required by applicable law. The Company will use its reasonable best efforts to cause such Proxy Statement to be mailed to its stockholders as promptly as practicable.

     Subject to the fiduciary obligations of the Board of Directors of the Company described above, the Merger Agreement provides that the Company will take all actions necessary in accordance with applicable law and its Articles of Incorporation and By-laws to convene a meeting, if required by applicable law, of its stockholders (the "Shareholders Meeting") to consider and vote upon the approval of the Merger Agreement and the Merger. Subject to the fiduciary obligations of the Board of Directors of the Company, as described above, the Merger Agreement further provides that the Company will, through its Board of Directors, recommend to its shareholders approval of the Merger Agreement and the Merger. Without limiting the generality of the foregoing, the Company has agreed that the obligations described in the first sentence of this paragraph will not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or (ii) the withdrawal or modification by the Board of Directors of the Company of its approval of the Merger Agreement or the Merger. The Company agreed to use all reasonable efforts to hold the Shareholders Meeting as soon as practicable after the date of the Merger Agreement.

     Access to Information. Pursuant to the Merger Agreement, subject to applicable law, the Company agreed (a) to afford to Parent's and Purchaser's accountants, legal counsel and other advisors ("Representatives") full access during normal business hours through the period immediately prior to the Effective Time to all of its and its Significant Subsidiaries' assets, books, contracts, commitments and records (including, but not limited to, tax returns), and (b) during such period, to furnish promptly to Parent and Purchaser all such information concerning its business, assets and personnel or those of any of its affiliates, in either clause (a) or (b), as Parent or Purchaser may reasonably request. Information provided by the Company shall be kept confidential by Parent and Purchaser and shall not be disclosed unless such information (i) was known to Parent or Purchaser or was in their possession prior to the date of the Merger Agreement and was not identified by the Company as being confidential,
(ii) is or becomes generally available to the public other than by unauthorized disclosure by Parent or Purchaser, (iii) becomes available to Parent or Purchaser from a third party authorized to make such disclosure, (iv) is independently developed by Parent or Purchaser, or (v) is required to be disclosed by law or by court order.

     Reasonable Efforts. Each of the parties to the Merger Agreement has agreed to use all reasonable efforts to take, or cause to be taken all action, to do, or cause to be done, and to assist and cooperate with the other parties in doing or causing to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including, but not limited to, (i) the holding of the Shareholders Meeting and the preparation of the Proxy Statement,
(ii) the obtaining of all governmental approvals, and all other necessary actions or nonactions, waivers, consents and approvals from all appropriate governmental entities and other persons and the making of all necessary registrations and filings, (iii) the obtaining of the opinions and other documents that are conditions to the closing of the Merger, (iv) the resolution of all organizational and human resources issues relating to the transactions contemplated by the Merger Agreement, (v) the obtaining or making of all consents, environmental permits, filings or licenses necessary or desirable to ensure that the business of the Surviving Corporation may be conducted without disruption consistent with the past practice of each of the constituent companies to the Merger and (vi) the defending of any legal proceedings challenging the Merger Agreement or the consummation of the transactions contemplated thereby, the defense of which shall, at the request of either the Company or Parent, be conducted jointly by Parent and the Company on a basis that is satisfactory to both the Company and Parent. The Company has granted Parent the right to decide for purposes of the insurance regulatory hearings whether to submit regulatory applications for the Company, ALLIED Group and ALLIED Mutual concurrently or separately, and whether to conduct the regulatory hearing and approval proceeds concurrently or separately for each of the Company, ALLIED Group and ALLIED Mutual. Both the Company and Parent have agreed to use their reasonable best efforts to coordinate and cooperate during the regulatory approval process.

     Board of Directors; Corporate Governance. Promptly upon acceptance for payment of the Shares by Purchaser pursuant to the Offer, Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Company as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, a majority of such directors, and the Company shall, at such time, cause Purchaser's designees to be so elected by its existing Board of Directors and each subsidiary of the Company and each committee of the Board of Directors of the Company and each such subsidiary as will give Purchaser a majority of such directors or committee, and the Company shall, at such time, cause Purchaser's designees to be so elected. Subject to applicable law, the Company shall take all action requested by Parent necessary to effect any such election. In connection with the foregoing, the Company will promptly, at the option of Parent, either increase the size of its Board of Directors or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to the Company's Board of Directors.

     Treatment of Stock Options; Certain Benefits. The Company agreed to take all necessary action so that, as of the Effective Time, (i) each outstanding employee or director stock option (the "Options") to purchase Shares granted under the Company's Stock Option Plan (the "Option Plan"), whether or not then exercisable or vested, will become fully exercisable and vested, (ii) each Option that is then outstanding will be cancelled and (iii) in consideration of such cancellation, the Company (or, at Parent's option, Purchaser) will pay to such holders of Options an amount in respect thereof equal to the product of (a) the excess, if any, of the Merger Consideration over the exercise price of each such Option and (b) the number of Shares previously subject to the Option immediately prior to its cancellation (such payment to be net of withholding taxes). The Company agreed to use all commercially reasonable efforts to ensure that (i) no consent of any holder of an Option is required to effect the transactions contemplated by the section of the Merger Agreement described in this paragraph and (ii) following the Effective Time, no Option or any other option, warrant or right will give any person any right to acquire any securities of the Surviving Corporation.

     Indemnification and Insurance. From and after the Effective Time, Parent agreed to indemnify and hold harmless each present and former director and officer of the Company, (when acting in such capacity or as a member of the Special Committee) determined as of the Effective Time (each, an "Indemnitee" and, collectively, the "Indemnitees"), against any costs or expenses (including reasonable attorneys' fees), judgements, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, including without limitation any and all shareholder lawsuits existing on the date hereof, to the fullest extent that the Company would have been permitted under Iowa law and its charter or by-laws in effect on the date of the Merger Agreement to indemnify such person (and Parent agreed to advance expenses as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides a written affirmation of his or her good faith belief that the standard of conduct necessary for indemnification has been met, and an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification).

     The Surviving Corporation is obligated to maintain the Company's existing directors' and officers' liability insurance ("D&O Insurance") or D&O Insurance that is substantially comparable to the Company's existing D&O Insurance for a period of two years after the Effective Time so long as the annual premium therefor is not excess of 200% of the last annual premium paid prior to the date hereof (such last annual premium being hereinafter referred to as the "Current Premium"); provided, however, that if the existing D&O Insurance or substantially comparable D&O Insurance cannot be acquired during the two-year period for not in excess of 200% of the Current Premium, then the Surviving Corporation is obligated to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of 200% of the Current Premium. If the D&O Insurance is terminated prior to the end of the sixth anniversary of the Effective Time, the Surviving Corporation is obligated to purchase extended reporting coverage under D&O Insurance covering claims made during the remainder of such period with respect to acts which occurred prior to the Effective Time.

     Conditions to the Merger. The respective obligation of each party to the Merger Agreement to effect the Merger is subject to the satisfaction, prior to the closing of the transactions contemplated by the Merger Agreement, of the following conditions: (a) 2,000,000 Shares shall have been purchased pursuant to the Offer; (b) if required by applicable law, the Merger Agreement and the Merger shall have been approved and adopted by the requisite votes of the respective shareholders of the Company at the Shareholders Meeting called for such purpose; (c) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and, subject to specified exceptions, all governmental approvals and other consents or filings which the parties have agreed are required to be obtained prior to the Effective Time shall have been obtained and not rescinded or adversely modified or limited (as set forth in the proviso below) or, if merely required to be filed, such filings shall have been made and accepted, and all waiting periods prescribed by applicable Law shall have expired or been terminated in accordance with applicable law; provided that no such governmental approval or other consent or filing shall contain any conditions or limitations that compel or seek to compel the Surviving Corporation to dispose of or to hold separately all or any material portion of the business or assets of the parties and their respective subsidiaries taken as a whole or that impose or seek to impose any material limitation on the ability of the Surviving Corporation and the Company subsidiaries, taken as a whole, to conduct its business or own its assets after the Effective Time in substantially the same manner as the parties and their respective subsidiaries presently conduct their business or own their assets; and (d) no order entered or law promulgated or enacted by any governmental entity shall be in effect which would prevent the consummation of the Merger or any other material transactions completed by the Merger Agreement, and no proceeding brought by a governmental entity shall have been commenced and be pending which seeks to restrain, enjoin, prevent, or materially delay or restructure the Merger or any other material transactions contemplated by the Merger Agreement.

     Conditions to Obligation of the Company to Effect the Merger. The obligations of the Company to effect the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions, any one or more of which may be waived by the Company, but only to the extent permitted by law:
(a) Parent shall have performed and complied in all material respects with all obligations, covenants and agreements required to be performed and complied with by it under the Merger Agreement at or prior to the Effective Time; (b) the representations and warranties of Parent contained in the Merger Agreement shall be true and correct when made and at and as of the Effective Time as if made at and as of such date and time, except to the extent that any breaches of such representations and warranties, individually or in the aggregate, have not resulted, or are not reasonably likely to result, in (i) losses, damages or expenses in excess of $1,000,000 or (ii) a Material Adverse Effect on the financial condition of the Surviving Corporation, and the Company shall have received a certificate dated as of the Effective Time of the Chairman and Chief Executive Officer, the President or an Executive Vice President of Parent as to the satisfaction of this condition.

     Conditions to Obligation of Parent to Effect the Merger. The obligations of Parent to effect the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions, any one or more of which may be waived by Parent, but only to the extent permitted by law: (a) the Company shall have performed and complied in all material respects with all obligations, covenants and agreements required to be performed and complied with by it under the Merger Agreement at or prior to the Effective Time; and (b) the representations and warranties of the Company contained in the Merger Agreement shall be true and correct in all material respects when made and at and as of the Effective Time as if made at and as of such date and time, except to the extent that any breaches of such representations and warranties, individually or in the aggregate, have not resulted, or are not reasonably likely to result, in
(i) losses, damages or expenses in excess of $1,000,000 or (ii) a Material Adverse Effect on the financial condition of the Surviving Corporation, and Parent shall have received a certificate dated as of the Effective Time by any Vice President of the Company as to the satisfaction of this condition.

     Notification of Certain Other Matters. Pursuant to the Merger Agreement, Purchaser and the Company agreed to promptly notify the other of any change or other event which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect including, but not limited to, any of the following: (a) any written notice of a default or event which, with notice or lapse of time or both, would become a default, received by such party or any of its subsidiaries subsequent to the date of the Merger Agreement and prior to the Effective Time, under any material contract to which such party or any of its subsidiaries is a party or by which such party or any of its subsidiaries or any of their respective assets may be subject or bound; (b) the occurrence of any event which, with notice or lapse of time or both, is reasonably likely to result in a default under any material contract to which such party or any of its subsidiaries is a party; (c) any written notice from or to any person alleging that the consent of such person is or may be required in connection with the execution of the Merger Agreement or the consummation of the transactions contemplated thereby, and where the failure to obtain such a consent is reasonably likely to have a Material Adverse Effect; (d) any written notice from or to any governmental entity in connection with the Merger Agreement or the transactions contemplated thereby; and (e) any matter arising after the date of the Merger Agreement or discovered which, if existing or known at the date of the Merger Agreement, would have been required to be disclosed by Parent or the Company, as the case may be; provided, however, that no such supplemental or amended disclosure by any party shall be deemed to cure any breach of a representation or warranty made as of the date of the Merger Agreement, unless the other party so agrees in writing.

     In furtherance of the foregoing, to the fullest extent permitted under applicable law, Parent and the Company agreed to provide each other with copies (or, to the extent written materials are not involved, oral notice) of proposed notices, applications or any other communications to any governmental entity or rating agency in connection with the Merger Agreement or the transactions contemplated thereby, including, but not limited to, in respect of the governmental approvals, in each case at least three business days prior to dispatch of written materials (or, to the extent written materials are not involved, prior to initiation) and Parent and the Company agreed not to dispatch (or, to the extent written materials are not involved, initiate) such notice, application or communication without the prior consent of the other party, which consent can not be unreasonably withheld or delayed.

     Termination. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of Parent or of the Company: (a) by mutual consent of Parent and the Company; (b) by Parent if the Board of Directors of the Company withdraws its recommendation to the Company's stockholders to approve the Merger; (c) by Parent or the Company if consummation of the Merger is barred by a permanent injunction which is final and non-appealable; (d) by the Company if, prior to the purchase of Shares pursuant to the Offer, there is an Acquisition Proposal which the Board of Directors of the Company determines represents a more favorable transaction to the Company and its stockholders than the transactions contemplated by the Merger Agreement, and if the Board of Directors, after consultation with outside counsel, shall have determined that failure to terminate the Merger Agreement would be reasonably likely to be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable law; (e) by the Company prior to the completion of the Offer, upon a material breach of any representation or warranty of Parent or Parent's failure to comply in any material respect with any of its covenants or agreements, or if any representation or warranty of Parent or Purchaser shall be or become untrue in any material respect, which breach or failure to comply or untruth is not curable or, if curable, is not cured within 30 business days after written notice thereof has been given to Parent; (f) by Parent prior to the completion of the Offer, upon a material breach of any representation, or warranty of the Company or the Company's failure to comply in any material respect with any of its covenants or agreements, or if any representation or warranty of the Company shall be or become untrue in any material respect, which breach or failure to comply or untruth is not curable or, if curable, is not cured within 30 business days after written notice thereof has been given to the Company (materiality being construed in light of the transactions contemplated by the Merger Agreement); or (g) by Parent or by the Company, if Shares shall not have been purchased pursuant to the Offer by December 31, 1998 (the "Termination Date"), provided that such right to terminate the Merger Agreement shall not be available to a party whose failure to fulfill any obligation under the Merger Agreement has been the cause of the failure of such purchase to occur by such date.

     Fees and Expenses. The Merger Agreement provides that, if the Merger is not consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs or expenses, except for expenses incurred in connection with the printing, mailing and solicitation of proxies from stockholders and all filing fees and related expenses which shall be borne equally by Parent and the Company.

     Notwithstanding the foregoing provisions, as described under "-- Acquisition Proposals", above, if prior to the purchase of Shares pursuant to the Offer, there is an Acquisition Proposal which the Board of Directors determines represents a more favorable transaction to the Company and its stockholders than the transactions contemplated by the Merger Agreement, and if the Board of Directors of the Company, after consultation with outside counsel, shall have determined that failure to terminate the Merger Agreement is reasonably likely to be inconsistent with the fiduciary duties of the Board of Directors under applicable law, the Company may terminate the Merger Agreement. If the Company so elects to terminate the Merger Agreement, the Company must, immediately prior to any such termination, pay a termination fee in an amount equal to all of the expenses incurred by Parent in connection with the Merger Agreement, the negotiations leading to its execution, the examination and investigation of the Company, the preparation and negotiation of the Merger Agreement and related agreements, and in all other ways related to the Merger, including, but not limited to, all fees and expenses incurred by investment bankers, accountants, attorneys and other agents, plus the sum of $3,000,000 in cash (the "Termination Payment"), immediately upon such termination, in same-day funds; provided, that Parent shall not be in material breach of its obligations under the Merger Agreement. Moreover, the Company must make a Termination Payment if the Closing does not occur either (i) due to the Company's failure to satisfy a condition over which it has sole control prior to December 31, 1998; or (ii) because prior to December 31, 1999, the Company or any subsidiary or affiliate of the Company or any of their respective stockholders publicly announces, enters into a letter of intent relating to, enters into a definitive agreement providing for, or consummates, a transaction, which, as announced, or as provided in such letter or agreement or as consummated, provides for or relates to the disposition of a controlling interest in the Company or the sale, transfer or other distribution of assets constituting a majority (measured by fair market value) of the consolidated assets of the Company.

     The Company must also make a Termination Payment following the termination of the Merger Agreement by Parent (i) following a withdrawal by the Board of Directors of its recommendation that the stockholders approve the Merger Agreement (other than if the recommendation is withdrawn because the conditions to the consummation of the Merger cannot be fulfilled for any reason other than a breach by the Company) or (ii)(a) by virtue of an uncured breach of representation or warranty by the Company or (b) the Company's failure to comply in any material respect with any of its covenants or agreements.

     Assignment. The Merger Agreement can not be assigned by any party thereto by operation of law or otherwise without the prior written consent of the other parties thereto.

     Publicity. Parent, Purchaser and the Company agreed (i) not to, and to cause their affiliates not to, issue or cause the publication of any press release or other announcement to any person with respect to the Merger Agreement or the transactions contemplated thereby without the consent of the other party; provided, however, that nothing contained in the Merger Agreement (a) limits the right of each of the parties thereto and their affiliates to make a legally required filing or communication, provided that, to the extent possible, such party shall consult with the other party before making such filing or communication, or responding to any communications initiated by any non-affiliated person, including, but not limited to, any rating agency or governmental entity, (b) prohibits either party thereto (or its affiliates) from initiating communications with, and making presentations to, any rating agency or governmental entity relating to the transactions contemplated thereby if such party gives prior notice thereof to the other party or (c) prohibits Parent or the Company or any of their respective affiliates from communicating to any third party information in any way relating to the Merger that has been made known to the general public, other than in violation of the Merger Agreement, prior to the time of such communication, (ii) to cooperate fully with each other with respect to issuing or publishing any press release, or other announcement or other written communication to any non-affiliated person and preparing written and oral communications to the employees and agents of each party to the Merger Agreement with the purpose of effectuating the Merger in the best interests of the respective stockholders of Parent and the Company and (iii) to promptly notify each other of any announcements which are made to affiliated persons and any communications received from and responses provided to non-affiliated persons, in either case, with respect to the Merger Agreement or the transactions contemplated thereby.

     Amendment. The Merger Agreement may be amended by the parties thereto at any time before or after the approval of the Merger Agreement by the shareholders of Parent or of the Company, but after such approval no amendment or modification shall be made which in any way materially adversely affects the rights of such shareholders without the further approval of such shareholders. Any amendment, modification or material waiver of the Merger Agreement shall be subject to approval of the Superintendent of Insurance of the State of Ohio and the Commissioner of Insurance of the State of Iowa. The Merger Agreement may not be amended, modified or supplemented except by written agreement of the parties thereto.

SHAREHOLDER AGREEMENT

     The following is a summary of certain provisions of the Shareholder Agreement. This summary is qualified in its entirety by reference to the Shareholder Agreement, a copy of which is filed as an Exhibit hereto and which is incorporated herein by reference.

     In the Shareholder Agreement, ALLIED Mutual agreed (i) not to sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, the Shares or shares of 6.75% Preferred held by ALLIED Mutual (collectively, the "Securities") to any person other than Parent or Parent's designee and (ii) not to enter into any voting arrangement, whether by proxy, voting agreement, voting, trust, power-of-attorney or otherwise, with respect to the Securities.

     ALLIED Mutual agreed not to, and agreed not to permit any investment banker, financial adviser, attorney, accountant or other representative or agent of ALLIED Mutual to, directly or indirectly (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or knowingly facilitate any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal.

     At any meeting of stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, ALLIED Mutual agreed to, including by initiating a written consent solicitation if requested by Parent, vote (or cause to be voted) ALLIED Mutual's Securities in favor of the Merger, the adoption of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement. At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which ALLIED Mutual's vote, consent or other approval is sought, ALLIED Mutual agreed to vote (or cause to be voted) ALLIED Mutual's Securities against (i) any merger (other than the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Acquisition Proposal (collectively, "Alternative Transactions") or (ii) any amendment of the Company's Certificate of Incorporation or by-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement including any consent to the treatment of any Securities in or in connection with such transaction (collectively, "Frustrating Transactions").

     ALLIED Mutual irrevocably granted to, and appointed, an individual designated by Parent as ALLIED Mutual's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of ALLIED Mutual, to vote ALLIED Mutual's Securities, or grant a consent or approval in respect of such Securities, at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, (i) in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and (ii) against any Alternative Transaction or Frustrating Transaction.

     ALLIED Mutual represented that any proxies given previously in respect to its Securities are revoked, and that the proxy given in the Shareholder Agreement is coupled with an interest and irrevocable.

     The Shareholder Agreement explicitly states that it does not prohibit ALLIED Mutual from providing information in response to an unsolicited Acquisition Proposal, engaging in negotiations regarding an unsolicited Acquisition Proposal or recommending an unsolicited Acquisition Proposal to its policyholders.

     ALLIED Mutual made certain representations and warranties regarding it authority to enter into the Shareholder Agreement, its ownership of the Securities, broker's fees and Parent's reliance.

     Parent made certain representations and warranties regarding its authority to enter into the Shareholder Agreement and compliance with securities laws.

     The Shareholder Agreement terminates on the occurrence of the earlier of
(i) the termination of the Merger Agreement (unless the Merger Agreement is terminated by the Board of Directors of the Company by reason of its receipt of an Acquisition Proposal which represents a more favorable transaction to the Company and its stockholders) or (ii) the termination of the ALLIED Mutual Merger Agreement.

THE ALLIED MUTUAL MERGER AGREEMENT

     ALLIED Mutual has entered into an Agreement and Plan of Merger (the "ALLIED Mutual Merger Agreement") dated as of June 3, 1998 with Parent. The ALLIED Mutual Merger Agreement provides for the merger of ALLIED Mutual with and into Parent. The ALLIED Mutual Merger Agreement contemplates that, immediately prior to the consummation of the merger contemplated thereby, ALLIED Mutual would make an extraordinary distribution of $110 million in cash to ALLIED Mutual's policyholders. While the consummation of the transactions contemplated by the ALLIED Mutual Merger Agreement is not a condition to the consummation of the transactions contemplated by the Merger Agreement, the consummation of the Offer is subject to the satisfaction of several conditions relating to the ALLIED Mutual Merger Agreement and described herein in subparagraphs (g), (h) and (i) under the caption "The Merger Agreement -- Certain Conditions of the Offer." A copy of the ALLIED Mutual Merger Agreement is filed as an Exhibit hereto and is incorporated herein by reference in its entirety.

THE ALLIED GROUP MERGER AGREEMENT

     ALLIED Group has entered into an Agreement and Plan of Merger (the "ALLIED Group Merger Agreement") dated as of June 3, 1998 with Parent and Nationwide Group Acquisition Corporation, an Ohio corporation and a wholly owned subsidiary of Parent ("Nationwide Group Sub"), pursuant to which Parent has agreed to acquire the common stock of ALLIED Group at a price of $48.25 per share. The acquisition of ALLIED Group by Parent will be structured as a tender offer by Parent for the ALLIED Group common stock followed by a merger of ALLIED Group with and into Nationwide Group Sub, with ALLIED Group surviving such merger as a wholly owned subsidiary of Parent. ALLIED Mutual has entered into a shareholder agreement with Parent relating to the ALLIED Group transaction pursuant to which ALLIED Mutual has agreed, among other things, to tender the shares of ALLIED Group common stock held by it into the ALLIED Group tender offer, and that at any meeting of stockholders of ALLIED Group called to vote upon the ALLIED Group transaction, it will vote all ALLIED Group voting securities held by it in favor of the transaction with Parent and against alternative transactions. ALLIED Mutual has also agreed that it will not dispose of the securities of ALLIED Group held by it. The consummation of the transactions contemplated by the ALLIED Mutual Merger Agreement is not a condition to the consummation of the transactions contemplated by the Merger Agreement. A copy of the ALLIED Group Merger Agreement (including the agreement with ALLIED Mutual described in this paragraph) is filed as an Exhibit hereto and is incorporated herein by reference in its entirety.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) The Board of Directors of the Company (the "Board"), at a meeting held on June 3, 1998, acting on the unanimous recommendation of a committee of the Board (the "Special Committee") consisting of the two directors who are not employed by the Company or affiliated with ALLIED Mutual or ALLIED Group and who serve as the members of the Coordinating Committee of the Board, adopted resolutions (i) adopting the Merger Agreement and approving the Offer and the Merger, (ii) determining that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (iii) recommending that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer and (if required) approve the Merger Agreement and the Merger and (iv) approving the acquisition of Shares by Purchaser pursuant to the Offer and the other transactions contemplated by the Merger Agreement. A copy of the Company's letter to stockholders dated June 10, 1998 is filed as an Exhibit hereto and is incorporated herein by reference.

     (b) In reaching the determinations described in paragraph (a) above, the Board considered a number of factors, including the following:

          (1) The current and historical financial condition and results of operations of the Company.

          (2) The projected financial condition, results of operations, prospects and strategic objectives of the Company, as well as the risks involved in achieving those prospects and objectives.

          (3) The relationship of the Offer Price to the historical market prices of the Shares.

          (4) The fact that the $30 per Share to be received by the Company's public stockholders in both the Offer and the Merger represents a premium of 25.7% over the closing market price of $23.875 per Share on May 15, 1998 (the last trading day prior to the commencement by Nationwide of its tender offer for the ALLIED Group common stock) and a premium of 15.4% over the closing market price of $26.00 per Share on June 2, 1998 (the last trading day prior to the Company's announcement that the Board was willing to recommend, subject to certain limitations, the acquisition of the outstanding Shares by Nationwide for $30 per Share).

          (5) The presentation of Fox-Pitt, Kelton Inc. ("Fox-Pitt, Kelton") to the Special Committee and the Board at their meetings on June 3, 1998 as to various financial matters deemed relevant to their consideration and the opinion dated June 3, 1998, of Fox-Pitt, Kelton to the Special Committee that as of such date and based upon and subject to various considerations and assumptions set forth therein, the consideration to be received by the holders of Shares in connection with the Offer and the Merger was fair, from a financial point of view, to the holders of Shares (other than ALLIED Mutual). A copy of the opinion rendered by Fox-Pitt, Kelton to the Special Committee, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by Fox-Pitt, Kelton in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. THE COMPANY'S STOCKHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY.

          (6) The likelihood that the Merger will be consummated in view of the Shareholder Agreement and the experience, reputation and financial condition of Nationwide.

          (7) The fact that Duff & Phelps Credit Rating Co. had placed the Company's claims paying ability rating on "Rating Watch -- Uncertain" in response to Parent's unsolicited proposal to acquire ALLIED Group and ALLIED Mutual due to the failure to include the Company in such proposal resulting in general uncertainty as to the future role of the Company in either the ALLIED Group's or Parent's organization.

          (8) The operating relationships between the Company and each of ALLIED Mutual and ALLIED Group, in particular the Joint Marketing Agreement, Intercompany Operating Agreement, Management Information Services Agreement (each of which is described in Annex B) and the potential for adversarial relationships between the parties thereto in the event that Parent acquired control of ALLIED Mutual or ALLIED Group without entering into a formal acquisition agreement with the Company.

          (9) The effect of the Merger on policyholders of ALLIED Life Insurance Company and other constituencies.

          (10) The fact that ALLIED Mutual endorsed the acquisition of the Company by Parent at a price of $30 per Share.

          (11) The ability of Parent to consummate a business combination with the Company without regard to the Merger Agreement in the event of the consummation of the transactions contemplated by the ALLIED Mutual Merger Agreement.

          (12) The recommendation of the Special Committee with respect to the proposed transaction.

          (13) The recommendation of the Company's management with respect to the proposed transaction.

          (14) The fact that no other potential strategic partner had expressed an interest in engaging in a business combination or other strategic transaction that would likely be on terms as favorable to the Company's stockholders as those of the Offer and the Merger.

          (15) The terms and conditions of the Merger Agreement and the course of the negotiations resulting in the execution thereof; including the ability of the Company to terminate the Merger Agreement under certain conditions if prior to the purchase of Shares pursuant to the Offer, there is a proposal for the acquisition of the Company which the Board determines represents a more favorable transaction to the Company and its stockholders than the transactions contemplated by the Merger Agreement, so long as the Company gives Parent three business days notice of the terms of such proposal and pays Parent a fee of $3,000,000 plus an amount sufficient to reimburse Parent for certain of its expenses incurred in connection with the Merger Agreement.

     Background. On January 26, 1998, John E. Evans, Chairman of the Company, received a telephone call from Dimon R. McFerson, Chairman and Chief Executive Officer of Nationwide Insurance Enterprise. In the call, Mr. McFerson expressed Nationwide's interest in a possible transaction with ALLIED.

     On January 28, 1998, at the request of Mr. McFerson, Mr. Evans, Douglas L. Andersen, President and Chief Executive Officer of ALLIED Group, and other representatives of ALLIED Group met with representatives of Parent to discuss Parent's interest in acquiring ALLIED Group, ALLIED Mutual and the Company. After the January 28, 1998 meeting, Parent provided a draft confidentiality agreement to Mr. Andersen which did not include customary standstill provisions.

     On February 6, 1998, Mr. McFerson and Mr. Andersen engaged in further discussions by telephone regarding Parent's interest in acquiring ALLIED Group, ALLIED Mutual and the Company. Mr. McFerson requested that ALLIED Group, ALLIED Mutual and the Company agree to deal exclusively with Parent. Mr. Andersen informed Mr. McFerson that the ALLIED companies would not agree to deal exclusively with Parent, expressed concerns about the absence of an acceptable confidentiality agreement and other elements of Parent's proposal and stated that Parent's proposal could not be considered formally until it was received in writing by ALLIED Group, ALLIED Mutual and the Company. On February 10, 1998, ALLIED Group provided to Parent its own form of confidentiality agreement, executed by ALLIED Group, which included a customary standstill provision.

     Also, on February 10, 1998, Parent sent draft merger agreements to ALLIED Group, which provided for a transaction whereby Parent's wholly owned subsidiaries would acquire ALLIED Group and the Company and Parent would merge with ALLIED Mutual. The draft merger agreements provided for the purchase of the shares of ALLIED Group common stock for $47 per share and the purchase of all outstanding Shares for $30 per share, subject to various conditions, including that the acquisition of all three ALLIED companies close simultaneously. The draft merger agreement with ALLIED Mutual provided for no distribution to ALLIED Mutual's policyholders. Each of the merger agreements included provisions requiring payment to Parent of termination fees, totaling $75 million in the aggregate, plus expenses of Parent in the event of the termination of the merger agreement under certain circumstances.

     On February 17, 1998, at a joint meeting of the Boards of Directors of ALLIED Group, ALLIED Mutual and the Company, Parent's proposal and proposed merger agreements were discussed. Following the joint Board meeting, a special meeting of the Board of Directors of the Company was convened. At that meeting it was noted that Parent's proposal was contingent on the consummation of transactions with all three ALLIED companies. The Board noted that Parent's proposal included an exclusivity provision which restricted the ability of the Company to discuss possible other acquisition proposals. The Board also noted that Parent had refused to sign a confidentiality agreement with a standstill provision that would prevent it from making a hostile bid for a specified period of time after it had reviewed confidential documents of the Company. The Board noted that the substantial termination fees proposed by Parent presented additional risk to the Company. The Board determined that the proposal was not in the best interests of the Company and determined that the proposal should be rejected. The Board approved the appointment of Sidley & Austin to provide legal counsel to the Company in connection with any negotiations that might occur with Parent.

     On February 19, 1998, at a special joint meeting of the Executive Committees of ALLIED Group, ALLIED Mutual and the Company, Mr. Andersen was authorized to advise Mr. McFerson that Parent's proposal had been rejected.

     On February 19, 1998, Parent sent to ALLIED Group a form of confidentiality agreement, signed on behalf of Parent and Nationwide Group Sub, which again did not contain the standstill provision and certain other items that ALLIED Group had proposed.

     On February 20, 1998, Mr. Andersen informed Mr. McFerson via telephone that the respective Boards of ALLIED had rejected Parent's proposal as presented.

     Later on February 20, 1998, Parent sent to ALLIED Group a letter indicating that Parent was withdrawing the executed confidentiality agreement that it had sent to ALLIED Group on February 19, 1998.

     On May 4, 1998, Mr. McFerson telephoned Mr. Evans to express that Parent wished to re-initiate contact with ALLIED. Mr. Evans indicated that Parent should speak with Mr. Andersen, but requested that Parent delay contacting Mr. Andersen for 30 days.

     On May 18, 1998, Mr. McFerson made an unannounced visit to ALLIED Group's Des Moines, Iowa offices and asked to see Mr. Andersen. However, Mr. Andersen and other executive officers of ALLIED Group were out of the country. Members of ALLIED Group's legal department met with Mr. McFerson, who stated that the purpose of his visit was to announce a tender offer for all the shares of ALLIED Group common stock. Mr. McFerson delivered three letters, two of which were addressed to ALLIED Mutual and one of which was addressed to ALLIED Group, which letters were also publicly released by Parent, communicating the substance of its offer.

     Also, on May 18, 1998, Parent and Nationwide Group Sub filed a complaint against ALLIED Group and its directors in the United States District Court for the Southern District of Iowa seeking, among other things, an order compelling the ALLIED Group Board to approve the ALLIED Group tender offer and the proposed merger for purposes of Section 490.1110 (the "Business Combination Statute") of the Iowa Corporation Act.

     Later on May 18, 1998, ALLIED Group issued a press release stating that its Board would review the ALLIED Group tender offer and requesting shareholders not to tender their ALLIED Group shares until they had been advised of the position of the ALLIED Group Board with respect to the tender offer.

     On May 22, 1998, the Company retained Sidley & Austin to act as its outside legal advisor in connection with the events relating to Parent's possible acquisition of the Company.

     On May 27, 1998, the Company's Coordinating Committee was given authority to act as the Special Committee in connection with the events relating to Parent's possible acquisition of the Company. The Special Committee met to consider the need to retain an investment banking firm to provide financial advisory services relating to Parent's tender offer for ALLIED Group and proposed acquisition of the ALLIED companies. The Special Committee retained the investment banking firm of Fox-Pitt, Kelton.

     Also on May 27, 1998, the Special Committee again met to continue discussions about Parent and to discuss employment and severance issues.

     On May 28, 1998, Parent entered into a separate confidentiality agreement with each of the Company, ALLIED Mutual and ALLIED Group. The confidentiality agreement between the Company and Parent is filed as an Exhibit hereto.

     From May 28 through May 31, 1998, Credit Suisse First Boston Corporation, the investment banking firm retained by Parent, Fox-Pitt, Kelton and the financial advisors to each of ALLIED Mutual and ALLIED Group discussed the various potential transactions involving Parent and the ALLIED companies.

     On May 30, 1998, the Special Committee reconvened to discuss valuation and strategies relating to a potential transaction. At this meeting, representatives of Fox-Pitt, Kelton addressed the climate for mergers and acquisitions in the insurance industry, including takeover premiums. Following such discussion, the Special Committee directed Fox-Pitt, Kelton to continue discussions with Credit Suisse First Boston

Corporation and the financial advisors of ALLIED Group and ALLIED Mutual in order to explore a global transaction with Parent, and, if appropriate, to discuss certain aspects of the results of its valuation of the Company with the financial advisors of ALLIED Group and ALLIED Mutual.

     On May 30, 1998, at a joint meeting of the Compensation Committees of each ALLIED company, the Compensation Committee of the Company resolved to amend certain of the Company's employee benefit plans and severance plans and to adopt certain new employee benefit plans and severance plans. On June 2, 1998, the Board ratified such resolutions.

     During the evening of May 31, 1998, a representative of Sidley & Austin telephoned a representative of Parent and discussed certain legal issues relating to the Joint Marketing Agreement and other matters.

     On the morning of June 2, 1998, Parent delivered an initial draft of a merger agreement which, among other things, provided for a $30 per Share purchase price, an unspecified minimum tender offer condition and a termination fee payable by the Company under specified conditions of $5 million. After reviewing this initial draft, a representative of Sidley & Austin reviewed various aspects of such initial draft with a member of the Special Committee.

     Negotiations between representatives of the Company and representatives of Parent commenced in the afternoon of June 2. On the evening of June 2, the Board met again to consider the potential transaction with Parent. After being briefed by Sidley & Austin, the Board discussed terms and conditions under which it would consider entering into an agreement in principle with Parent. Upon conclusion of such discussion and upon the recommendation of the Special Committee, the Board authorized the proper officers of the Company to execute and deliver on behalf of the Company an agreement in principle with Parent if an offer were received from Parent which included the terms and conditions discussed.

     Later in the evening on June 2, 1998, the Special Committee directed that a press release be issued prior to the commencement of trading on June 3, 1998 stating that the Board was prepared to recommend a transaction with Parent on the terms and conditions discussed at the Board meetings on June 2, 1998.

     On June 3, 1998, representatives of Sidley & Austin continued negotiations with representatives of Parent with respect to various provisions of the proposed merger agreement. Although the transaction documents remained incomplete in certain immaterial respects, the Board and the Special Committee each met again to hear further reports from management and its financial and legal advisors as to the status of the proposed transaction. After briefing the Board as to the terms, conditions and legal effect of the proposed merger agreement and the directors' fiduciary duties relating thereto, counsel noted, among other things, that the proposed merger agreement provided (i) for a cash tender offer by Parent for all of the Shares at a purchase price of $30 per Share, (ii) for a reduction of the termination fee to $3 million from the originally proposed $5 million; (iii) that the tender offer will be followed by a second-stage merger and (iv) that the proposed merger agreement and all transactions contemplated thereby will be subject to regulatory approval of the Iowa Insurance Commission. Counsel also described the progress of the negotiations and the few remaining issues to be determined, indicating that it believed the few remaining issues in the merger agreement could be satisfactorily resolved upon further negotiation. The Special Committee and the Board then heard a presentation from representatives of Fox-Pitt, Kelton who reviewed the negotiation process to date and summarized the key financial terms of the Offer. Fox-Pitt, Kelton delivered its oral fairness opinion (subsequently confirmed in writing) to the Special Committee. Upon conclusion of this presentation, the Special Committee recommended and the Board approved the merger agreement in the form presented to the Board subject to such final revisions as management might approve in connection with further negotiations. The Board approved the Offer and the Merger and determined that the Merger is advisable and that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders. The Board also adopted a resolution recommending that the Company's stockholders accept the Offer and (if required) approve the Merger Agreement and the Merger. Representatives of management and Sidley & Austin continued to discuss the provisions of the proposed merger agreement with Parent and its counsel. On the evening of June 3, 1998 after having satisfactorily resolved all issues, the Company, Parent and the Purchaser executed the Merger Agreement.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to an engagement letter, dated May 28, 1998, the Special Committee retained Fox-Pitt, Kelton to render financial advisory services to the Coordinating Committee of the Company in its capacity as the Special Committee in connection with the potential acquisition of all or a portion of the Company's outstanding shares (a "Transaction") and such other matters as may be agreed upon by the Company and Fox-Pitt, Kelton. The Company agreed to pay Fox-Pitt, Kelton: (i) an initial advisory fee of $100,000, payable immediately (the "Advisory Fee); (ii) a fee of $475,000 (the "Opinion Fee"), which became payable upon delivery by Fox-Pitt, Kelton of its fairness opinion to the Special Committee as described herein; (iii) a fee of $125,000 which will become payable upon the delivery of each of any additional fairness opinions that may be delivered by Fox-Pitt, Kelton upon the request of the Special Committee, other than an updated or supplemental fairness opinion; and (iv) a final fee (the "Termination Fee") of $150,000 that would have been payable under certain circumstances if the Opinion Fee had not become payable.

     The Company has also agreed to reimburse Fox-Pitt, Kelton for its reasonable out-of-pocket expenses, including reasonable fees and expenses of counsel, and to indemnify Fox-Pitt, Kelton and certain related persons against certain liabilities in connection with their engagement including liabilities under the federal securities laws.

     The Special Committee retained Fox-Pitt, Kelton based on its experience in the valuation of insurance company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes and on its reputation as a specialist in the securities of insurance companies and its experience in, and knowledge of, the valuation of such enterprises.

     In the normal course of its business, Fox-Pitt, Kelton provides research coverage on ALLIED Life and may trade equity securities of ALLIED Life and Nationwide Financial Services, Inc. for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as described above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to security holders on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth below in this Item 6(a), there have been no transactions in the Shares during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

     On April 25, 1998 the Company sold 9 Shares to the Company's Dividend Reinvestment Plan (the "DRIP") at a price of $24.00 per Share in connection with a lump sum purchase made in accordance with the terms of the DRIP.

     On April 30, 1998 the Company sold 119 Shares to the Company's Employee Stock Purchase Plan (the "ESPP") at a price of $20.40 per Share in a regular on-going transaction made in accordance with the terms of the ESPP. Messrs. Bejcek and Ross acquired 7.3529 and 9.8039 of such Shares, respectively, each such acquisition constituting a regular on-going acquisition.

     On May 6, 1998, Mr. Milligan purchased 550 Shares at a price of $24.50 per Share.

     On May 25, 1998 the Company sold 6 Shares to the DRIP at a price of $26.875 per Share in connection with a lump sum purchase made in accordance with the terms of the DRIP.

     On May 30, 1998 the Company sold 105 Shares to the ESPP at a price of $22.6313 per Share in a regular on-going transaction made in accordance with the terms of the ESPP. Messrs. Bejcek and Ross acquired 13.256 and 8.8373 of such Shares, respectively, each such acquisition constituting a regular on-going acquisition.

     (b) To the knowledge of the Company, the executive officers and directors of the Company presently intend to tender Shares pursuant to the Offer. To the knowledge of the Company, ALLIED Mutual does not presently intend to tender Shares pursuant to the Offer. To the knowledge of the Company, no subsidiary of the Company owns Shares. The Company has no knowledge as to the intentions of any other affiliate of the Company. The foregoing statement does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such decision to tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Insurance Law Matters.

     The Company, which is incorporated in Iowa, directly or through its subsidiaries, owns one life insurance company domiciled in Iowa. Accordingly, the acquisition of Shares pursuant to the Offer may require filings with, and approvals of, state insurance regulatory authorities (the "Insurance Commissioner") under the respective insurance codes (the "Insurance Code") of Iowa as well as Ohio, the domiciliary state of Parent.

     The Insurance Code of Iowa and the rules that have been promulgated thereunder each contain provisions applicable to the acquisition of "control" of a domestic insurer, including a presumption of control that arises from the ownership of ten percent (10%) or more of the voting securities of a domestic insurer or of a person that controls a domestic insurer. Generally, any person seeking to acquire voting securities, such as the Shares, in an amount that would result in such person controlling, directly or indirectly, a domestic insurer must, together with any person ultimately controlling such person, file with the Insurance Commissioner certain information concerning the acquisition of control (generally known as a "Form A") and send a copy of each Form A to the domestic insurer.

     In Iowa, the Form A filing triggers public hearing requirements and commences statutory periods within which decisions must be rendered approving or disapproving the acquisition of control of the Company by Parent and Purchaser. The periods within which hearings must be commenced or decisions rendered generally do not begin until the relevant Insurance Commissioner has deemed the Form A filing complete. The Insurance Commissioner has discretion to request that additional information be furnished before it deems the Form A filing complete. The Insurance Code provides certain statutory standards for the approval or the disapproval of the acquisition of control of the Company. However, the Insurance Code also permits the Insurance Commissioner discretion in determining whether such standards have been met.

     The Insurance Commissioner has discretion to request that Parent and Purchaser furnish additional information before the Insurance Commissioner deems the Form A filing complete. The Iowa Insurance Code provides that a public hearing must be commenced within thirty (30) days after the Form A is filed and that the relevant Insurance Commissioner must make the determination within thirty (30) days after the conclusion of such hearing.

     The Iowa Insurance Code generally requires the Insurance Commissioner to approve the application for the acquisition of control unless the Insurance Commissioner determines, after a public hearing, that such application should be disapproved on one or more prescribed regulatory grounds. The Iowa Insurance Code also contains provisions providing generally for judicial review of an Insurance Commissioner's order.

     The Company currently expects that the Form A hearing in Iowa will be held at the end of July 1998.

Pending Litigation

     On December 31, 1997, a complaint was filed by Mary M. Rieff, a policyholder of ALLIED Mutual, in the Iowa District Court in and for Polk County Iowa, against ALLIED Group and certain other individuals who are or were officers and/or directors of ALLIED Mutual and ALLIED Group. The Company is not a party to this proceeding. The complaint, an alleged policyholder derivative action brought on behalf of ALLIED Mutual, asserts, among other things, (a) that the defendants were responsible for the inappropriate transfer of ALLIED Mutual's corporate assets, the seizure of certain corporate opportunities, and the implementation of an improper de facto demutualization without informing or compensating policyholders or receiving the appropriate approval from regulatory authorities; (b) that this allegedly wrongful demutualization began on or about January 1, 1985 and was accomplished through transfers of ALLIED Mutual's assets to ALLIED Group and to the individual defendants for inadequate consideration;
(c) that the individual defendants breached fiduciary duties owed to ALLIED Mutual, wasted its corporate assets, and intentionally interfered with its contracts, prospective business advantage, and business relationships; and (d) that the defendants improperly transferred substantial ownership of and control over ALLIED Group and ALLIED Mutual's insurance business. The complaint further asserts that as a result of the foregoing, ALLIED Mutual and its policyholders have suffered damages in excess of $500 million. The complaint requests an accounting of the assets allegedly wrongfully transferred to ALLIED Group and compensation to ALLIED Mutual for the value of such assets, for the seizure of corporate opportunities, and for the de facto demutualization of ALLIED Mutual. The complaint also asks for certain other relief, including attorneys' fees and costs, equitable relief and interest, and restitution for any assets wrongfully transferred or conveyed.

     On June 1, 1998, a motion was filed by Mary M. Rieff seeking to enjoin the defendant directors of ALLIED Mutual from considering, negotiating or approving any transaction on behalf of ALLIED Mutual with Parent or any third party because of alleged conflicts of interest of the members of the Board of Directors of ALLIED Mutual.

     On June 4, 1998, the complaint was amended to include a class action component.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.     Confidentiality Agreement dated as of May 28, 1998 among
               Parent, Purchaser and the Company.
Exhibit 2.     Agreement and Plan of Merger dated as of June 3, 1998 among
               Parent, Purchaser and the Company (incorporated by reference to Exhibit 37 to the Solicitation/Recommendation Statement on Schedule 14D-9/A filed by ALLIED Group with the SEC on June 4, 1998 (the "ALLIED Group 14D-9/A").
Exhibit 3.     Shareholder Agreement dated as of June 3, 1998 between
               Parent and ALLIED Mutual.
Exhibit 4. Agreement and Plan of Merger dated as of June 3, 1998 between Parent and ALLIED Mutual (incorporated by reference to Exhibit 36 to the ALLIED Group 14D-9/A).
Exhibit 5.     Agreement and Plan of Merger dated as of June 3, 1998 among
               Parent, Nationwide Group Sub and ALLIED Group (incorporated by reference to Exhibit 35 to the ALLIED Group 14D-9/A).
Exhibit 6.     The ALLIED Group Joint Marketing Agreement ("Joint Marketing
               Agreement"), dated August 30, 1993, by and between ALLIED
               Life Insurance Company, ALLIED Mutual, AMCO Insurance
               Company, ALLIED Property and Casualty Insurance Company, and
               Depositors Insurance Company (incorporated by reference to
               Exhibit 10.4 to the Company's Registration Statement on Form
               S-1, Registration No. 33-68928 (the "S-1")).

Exhibit 7.     First Amendment to Joint Marketing Agreement, dated November
               1, 1993 (incorporated by reference to Exhibit 10.16 to the S-1).
Exhibit 8.     Amended and Restated ALLIED Group Intercompany Operating
               Agreement (the Intercompany Operating Agreement), dated
               August 25, 1993, by and among ALLIED Mutual, ALLIED Group, the Company and certain of their subsidiaries (incorporated by reference to Exhibit 10.3 to the S-1).
Exhibit 9.     First Amendment, dated November 1, 1993, to Intercompany
               Operating Agreement (incorporated by reference to Exhibit
               10.15 to the S-1).
Exhibit 10.    Second Amendment, dated May 16, 1994, to Intercompany
               Operating Agreement (incorporated by reference to Exhibit
               10.19 to the Company's Quarterly Report on Form 10-Q for the
               Quarter Ended June 30, 1994).
Exhibit 11.    Third Amendment, dated December 15, 1994, to Intercompany
               Operating Agreement (incorporated by reference to Exhibit
               10.24 to the Company's Annual Report on Form 10-K for the
               Year Ended December 31, 1994).
Exhibit 12.    Amended and Restated Management Information Services
               Agreement ("Management Information Services Agreement"), dated January 24, 1997 (to be effective March 1, 1996), by and among AMCO Insurance Company, ALLIED Group Information
               Systems, Inc., ALLIED Mutual, ALLIED Group, ALLIED General
               Agency Company, ALLIED Group Mortgage Company, ALLIED Group
               Leasing Corporation, the Company, ALLIED Life Insurance
               Company, ALLIED Life Brokerage Agency, ALLIED Group Merchant
               Banking Corporation, ALLIED Group Insurance Marketing
               Company, The Freedom Group, Inc., and Midwest Printing
               Services, Ltd. (incorporated by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-K for the Year
               Ended December 31, 1996).
Exhibit 13.    First Amendment, dated February 24, 1997, to Management
               Information Services Agreement (incorporated by reference to
               Exhibit 10.40 to the Company's Annual Report on Form 10-K for the Year Ended December 31, 1996).
Exhibit 14. Stock Rights Agreement, dated August 25, 1993, by and between ALLIED Mutual and the Company (incorporated by reference to Exhibit 10.17 to the S-1).
Exhibit 15.    Consulting Agreement (the "Consulting Agreement"), dated
               December 14, 1994 by and between John E. Evans and ALLIED
               Group, ALLIED Mutual and the Company (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the Year Ended December 31, 1994).
Exhibit 16.    First Amendment to Consulting Agreement, dated December 18,
               1996 (incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K for the Year Ended
               December 31, 1996).
Exhibit 17.    Second Amendment to Consulting Agreement, dated May 13, 1997
               (incorporated by reference to Exhibit 10.42 to the Company's
               Quarterly Report on Form 10-Q for the Quarter Ended June 30,
               1997).
Exhibit 18.    Third Amendment to Consulting Agreement, dated March 24,
               1998 (incorporated by reference to Exhibit 10.47 to the Company's Quarterly Report on Form 10-Q for the Quarter
               Ended March 31, 1998).

Exhibit 19. Intercompany Cash Concentration Fund Agreement, effective as of April 24, 1995, by and among AID Finance Services, Inc.
               ALLIED Mutual, ALLIED Group, AMCO Insurance Company, ALLIED
               Property and Casualty Insurance Company, Depositors
               Insurance Company, Western Heritage Insurance Company,
               ALLIED Group Leasing Corporation, ALLIED Group Information
               Systems, Inc., Midwest Printing Services, Ltd., The Freedom
               Group, Inc., ALLIED General Agency Company, the Company,
               ALLIED Life Insurance Company, ALLIED Group Merchant Banking
               Corporation, ALLIED Life Brokerage Agency, Inc., ALLIED
               Group Insurance Marketing Company and ALLIED Group Medical
               Plan Trust (incorporated by reference to Exhibit 10.30 to the Company's Quarterly Report on Form 10-Q for the Quarter
               Ended June 30, 1995).
Exhibit 20.    Second Amendment, dated June 2, 1998, to the Company's
               Employee Stock Ownership Plan.
Exhibit 21.    Severance Pay Plan.
Exhibit 22.    Key Employee Employment Protection Agreement between the
               Company and Samuel J. Wells.
Exhibit 23.    Key Employee Employment Protection Agreement between the
               Company and Wendell P. Crosser.
Exhibit 24.    Form of Key Employee Employment Protection Agreement.
Exhibit 25.    Amendment to the Company's Short Term Management Incentive
               Plan dated June 2, 1998.
Exhibit 26.    Company Retention Bonus Plan.
Exhibit 27.    Company Press Release dated June 3, 1998.
Exhibit 28.    Company Press Release dated June 4, 1998.
Exhibit 29.    Engagement Letter dated May 28, 1998 between the
               Coordinating Committee and Fox-Pitt, Kelton.
Exhibit 30.    Opinion of Fox-Pitt, Kelton dated June 3, 1998 (included as
               Annex A to this Schedule 14D-9 and included in copies mailed to stockholders of the Company).
Exhibit 31.    Information Statement pursuant to Section 14(f) of the
               Exchange Act (included as Annex B to this Schedule 14D-9 and included in copies mailed to stockholders of the Company).
Exhibit 32. Form of letter to stockholders of the Company dated June 10, 1998 (included in copies mailed to stockholders of the Company).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          ALLIED Life Financial Corporation

                                          By: WENDELL P. CROSSER
                                            ------------------------------------
                                            Wendell P. Crosser
                                            Vice President and Treasurer

Dated: June 10, 1998

                                                                         ANNEX A

                         [FOX-PITT, KELTON INC. LOGO]

June 3, 1998

Coordinating Committee of the Board of Directors
ALLIED Life Financial Corporation
701 Fifth Avenue
Des Moines, Iowa 50391

Gentlemen:

Fox-Pitt, Kelton Inc. ("Fox-Pitt, Kelton") understands that ALLIED Life Financial Corporation ("ALLIED Life"), Nationwide Mutual Insurance Company ("Nationwide") and Nationwide Life Acquisition Corporation, a wholly-owned subsidiary of Nationwide ("Sub") propose to enter into an Agreement and Plan of Merger dated June 3, 1998 (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to certain exceptions set forth therein, Nationwide and Sub shall make a tender offer to purchase all outstanding shares of common stock, no par value, of ALLIED Life (the "ALLIED Life Common Stock"), pursuant to which Sub shall pay $30.00 per share in cash for each share accepted (the "Consideration"). The Merger Agreement further provides that following completion of the tender offer Sub will merge (the "Merger") into ALLIED Life and each outstanding share of ALLIED Life Common Stock will be converted into the right to receive the Consideration. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for Fox-Pitt, Kelton's opinion as to whether the Consideration is fair, from a financial point of view, to the holders (other than ALLIED Mutual) of ALLIED Life Common Stock. In arriving at the opinion set forth below, Fox-Pitt, Kelton has, among other things:

          (a) reviewed and analyzed certain publicly available financial statements for ALLIED Life and Nationwide and financial information made available to us by the management of ALLIED Life;

          (b) analyzed certain internal financial statements, including financial projections, and other financial and operating data prepared by the management of ALLIED Life;

          (c) discussed the past, present and future operations, financial condition and prospects of ALLIED Life with the senior management of ALLIED Life;

          (d) compared the financial performance and condition of ALLIED Life with that of certain other comparable publicly traded companies;

          (e) reviewed and discussed with the senior management of ALLIED Life the strategic objectives of the Merger and certain other benefits of the Merger;

          (f) reviewed the financial terms, to the extent publicly available, of certain merger and acquisition transactions comparable, in whole or in part, to the Merger;

Coordinating Committee of the Board of Directors
ALLIED Life Financial Corporation
June 3, 1998
Page  2

          (g) reviewed the Merger Agreement dated June 3, 1998; and

          (h) performed such other analyses as we have deemed appropriate.

Fox-Pitt, Kelton has assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information it has reviewed for the purposes of providing this opinion, and we have not assumed any responsibility for independent verification of such information. Fox-Pitt, Kelton has not assumed any responsibility for independent valuation of the assets and liabilities of ALLIED Life. With respect to the financial projections, Fox-Pitt, Kelton has assumed that they have been reasonably prepared by the management of ALLIED Life on bases reflecting the best currently available estimates and judgment of the future financial performance of ALLIED Life. We express no view as to such projections or the assumptions on which they are based. Fox-Pitt, Kelton's opinion is based upon economic, market and other conditions as they exist and can be evaluated on June 2, 1998.

In connection with the preparation of this opinion, we were not authorized by the Coordinating Committee to solicit, nor have we solicited, third party indications of interest for the acquisition of all or part of ALLIED Life. We understand that ALLIED Mutual owns a controlling interest in ALLIED Life.

In the normal course of its investment banking business, Fox-Pitt, Kelton is regularly engaged in the valuation of insurance company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of insurance companies, Fox-Pitt, Kelton has experience in, and knowledge of, the valuation of such enterprises.

In the normal course of its business, Fox-Pitt, Kelton provides research coverage on ALLIED Life and may trade equity securities of ALLIED Life and Nationwide Financial Services, Inc. for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have acted as financial advisor to ALLIED Life in connection with this Merger, have received a fee in connection with our engagement as financial advisor and will receive an additional fee upon rendering our opinion in connection with the Merger.

It is understood that this letter is for the information of the Coordinating Committee of the Board of Directors of ALLIED Life and may not be used for any other purpose without our prior written consent.

Based upon and subject to the foregoing, Fox-Pitt, Kelton is of the opinion on the date hereof that the Consideration is fair, from a financial point of view, to the holders (other than ALLIED Mutual) of ALLIED Life Common Stock.

Very truly yours,

/s/ FOX-PITT, KELTON INC.
   ----------------------
FOX-PITT, KELTON INC.

                                                                         ANNEX B

                       ALLIED LIFE FINANCIAL CORPORATION
                                701 FIFTH AVENUE
                          DES MOINES, IOWA 50391-2003
                            ------------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about June 10, 1998, to the holders of Common Stock, no par value ("Common Stock" or "Shares"), of ALLIED Life Financial Corporation, an Iowa corporation (the "Company"), as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). The Schedule 14D-9 relates to the tender offer by Nationwide Life Acquisition Corporation (the "Purchaser"), an Ohio corporation and a wholly owned subsidiary of Nationwide Mutual Insurance Company, an Ohio corporation ("Parent") to purchase all outstanding Shares. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. This Information Statement is being distributed in connection with the possible election of persons designated by Parent and Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board").

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder. Holders of Shares are urged to read this Information Statement carefully, but are not, however, required to take any action.

     The information contained in this Information Statement concerning Parent, Purchaser and the Designees (as hereinafter defined) has been furnished to the Company by Parent and Purchaser and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

                  VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

     At the close of business on June 2, 1998 the outstanding securities of the Company consisted of 4,424,174 shares, 2,330,772 shares of 6.75% Preferred, and 101,526 shares of ESOP Preferred. Each share of Common Stock, 6.75% Preferred, and ESOP Preferred is entitled to one vote on each matter submitted at a stockholder meeting. Except as required by applicable law, the Common Stock, 6.75% Preferred, and ESOP Preferred (collectively, the "Stock") vote together on all matters (including the election of directors) as one class.

     As of the close of business on June 2, 1998, the following are the only stockholders known to management who may be deemed to beneficially own more than 5% of any class of the Company's voting securities:

                                  NAME AND ADDRESS             AMOUNT AND NATURE          PERCENT     PERCENT OF TOTAL
     TITLE OF CLASS             OF BENEFICIAL OWNER         OF BENEFICIAL OWNERSHIP       OF CLASS    VOTING SECURITIES
     --------------             -------------------         -----------------------       --------    -----------------
Preferred Stock
  6.75% Preferred.......  Allied Mutual                        2,330,772 shares(2)          95.8%           34.0%
                          Insurance Company(1)
                          701 Fifth Avenue
                          Des Moines, IA 50391-2003
  ESOP Preferred........  State Street Bank and Trust            101,526 shares(3)           4.2%            1.5%
                          Company, Trustee of The ALLIED
                          Life Financial Corporation
                          Employee Stock Ownership Trust
                          200 Newport Avenue
                          North Quincy, MA 02171

                                  NAME AND ADDRESS             AMOUNT AND NATURE          PERCENT     PERCENT OF TOTAL
     TITLE OF CLASS             OF BENEFICIAL OWNER         OF BENEFICIAL OWNERSHIP       OF CLASS    VOTING SECURITIES
     --------------             -------------------         -----------------------       --------    -----------------
Common Stock............  ALLIED Mutual                        1,521,006 shares             35.9%           22.2%
                          Insurance Company(1)
                          701 Fifth Avenue
                          Des Moines, IA 50391-2000
                          Fenimore Asset Management, Inc.        548,650 shares(4)          12.9%            8.0%
                          118 North Grand Street
                          P.O. Box 310
                          Cobleskill, NY 12043
                          Brinson Partners, Inc.                 382,600 shares(5)           9.0%            5.6%
                          209 South LaSalle
                          Chicago, IL 60604-1295
                          Franklin Advisory Services, Inc.       257,500 shares(6)           6.1%            3.8%
                          777 Mariners Island Blvd.
                          San Mateo, CA 94404
                          Royce & Associates, Inc.               249,650 shares(7)           5.9%            3.6%
                          1414 Avenue of the Americas
                          New York, NY 10019
                          Royce Management Company                38,000 shares(7)           0.9%            0.6%
                          1414 Avenue of the Americas
                          New York, NY 10019

-------------------------
(1) The Company and ALLIED Mutual Insurance Company ("ALLIED Mutual") are parties to a Stock Rights Agreement which expires in 2008. Under the Stock Rights Agreement, ALLIED Mutual is entitled to nominate and the Company is required to use its best efforts to cause the election or retention of a number of members of the Company's Board of Directors in proportion to ALLIED Mutual's percentage ownership of the total number of shares of the Company's voting stock outstanding at the time of nomination. In addition, the Company is required to elect to its Executive Committee at least one Company director who has been nominated by ALLIED Mutual but who is not an officer or employee of ALLIED Mutual, and the Company must limit the number of directors serving on the Executive Committee to five at any time. The Stock Rights Agreement restricts the ability of ALLIED Mutual to grant proxies to other than affiliated individuals and to solicit other stockholders of the Company. ALLIED Mutual also is prohibited from initiating or accepting a tender offer for shares of the Common Stock except under certain conditions. The Company has a right of first refusal with respect to any sale by ALLIED Mutual of the Common Stock, subject to certain exceptions, including a distribution of such stock to the public in a registered public offering or an offering pursuant to Rule 144. ALLIED Mutual has incidental registration rights and three demand registration rights with respect to the 6.75% Preferred and Common Stock owned by ALLIED Mutual. For a further description of the relationship between ALLIED Mutual and the Company, see "Certain Transactions and Relationships."

(2) The 6.75% Preferred is voting stock so long as it is held by ALLIED Mutual.

(3) Shares reported as owned by the ESOP Trustee are also reported as beneficially owned by the executive officers. Allocated shares are voted by the ESOP Trustee in accordance with the direction of the ESOP participants. Generally, unallocated shares and allocated shares as to which no direction is made by the participants are voted by the ESOP Trustee in the same percentage as the allocated shares as to which directions are received by the ESOP Trustee.

(4) Fenimore Asset Management, Inc., an investment adviser, filed a Schedule 13G jointly with Thomas O. Putnam with the SEC on February 12, 1998 indicating shared voting and dispositive power for 548,650 shares, beneficially owned as of December 31, 1997.

(5) Brinson Partners, Inc., an investment adviser, together with its parent holding companies Brinson Holdings, Inc., SBC Holding (USA), Inc., and Swiss Bank Corporation, filed a Schedule 13G with the

SEC on February 10, 1998 indicating shared voting and dispositive power for 382,600 shares, beneficially owned as of December 31, 1997.

(6) Franklin Advisory Services, Inc., an investment advisor, filed a Schedule 13G with the SEC on January 26, 1998, indicating sole voting power for 116,000 shares and sole dispositive power for 257,500 shares, beneficially owned as of December 31, 1997. Also filing the Schedule 13G were the parent holding company, Franklin Resources, Inc., and the principal shareholders of the parent holding company, Charles B. Johnson and Rupert H. Johnson, Jr.

(7) Royce Associates, Inc. ("Royce") and Royce Management Company ("RMC") filed a Schedule 13G with the SEC on February 5, 1998 indicating sole voting and dispositive power for 249,650 and 39,000 shares, respectively beneficially owned as of December 31, 1997. As members of a group with Royce and RMC, Charles M. Royce also filed a Schedule 13G with the SEC but disclaimed beneficial ownership of such shares held by Royce and RMC.

                          RIGHT TO DESIGNATE DIRECTORS

     The Merger Agreement provides that promptly upon the acceptance for payment of Shares by Purchaser pursuant to the Offer, Purchaser will be entitled to designate such number of directors on the Board (the "Designees") as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, a majority of such directors, and the Company is obligated, at such time, to cause the Designees to be so elected by the then existing Board. The Merger Agreement also provides that if the Designees are elected to the Board, until the Effective Time, the Board must have at least two directors who are directors on the date of the Merger Agreement and who are not officers of the Company or directors of ALLIED Mutual (the "Independent Directors"), provided that, in such event, if the number of Independent Directors is reduced below two for any reason whatsoever, the remaining Independent Director will designate a person to fill such vacancy who will be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors will designate two persons to fill such vacancies who may not be officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Nationwide or any of its subsidiaries, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement.

     Subject to applicable law, the Company is obligated to take all action requested by Parent necessary to effect any election described above. In connection with the foregoing, the Company has agreed that it will promptly, at the option of Parent, either increase the size of the Board and/or obtain the resignation of such number of its current directors as is necessary to enable the Designees to be elected or appointed to the Board.

     Following the election or appointment of the Designees pursuant to the terms of the Merger Agreement and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors then in office is required for the Company to (i) amend or terminate the Merger Agreement, (ii) exercise or waive any of its rights or remedies under the Merger Agreement or (iii) extend the time for performance of Parent's and Purchaser's respective obligations under the Merger Agreement.

                     INFORMATION WITH RESPECT TO DESIGNEES

     Set forth below is the name, age, business address, principal occupation or employment and five year employment history of the persons who will, together with Mr. Samuel J. Wells (subject to the terms of the Merger Agreement described above), be the Designees. Such information is being furnished by Parent and Purchaser. Unless otherwise indicated, the business address of all persons listed below is Nationwide Mutual Insurance Company, One Nationwide Plaza, Columbus, Ohio 43215. Unless otherwise indicated, all persons listed below are citizens of the United States of America. Information with respect to Mr. Wells appears herein under the caption "-- Directors and Executive Officers."

     RICHARD D. CRABTREE, age 57, has been a Director of Parent since April 1996. Mr. Crabtree has served as President and Chief Operating Officer of Parent since April 1996. Mr. Crabtree served as Executive Vice President of Property/Casualty Operations of Parent from April 1995 to April 1996. He served as Senior Vice

President of Property and Casualty Operations of Parent from May 1994 to April 1995. He served as Senior Vice President of State Operations of Parent from September 1993 to May 1994. He served as a Vice President Regional Manager of Parent from December 1985 to September 1993.

     JOSEPH J. GASPER, age 54, has been President and Chief Operating Officer of Nationwide Financial Services, Inc., a wholly owned subsidiary of Parent, since December 1996 and a director of Nationwide Financial Services, Inc. since November 1996. Mr. Gasper has been President and Chief Operating Officer of Nationwide Life Insurance Company and director since April 1996. Previously, he was Executive Vice President -- Property/Casualty Operations of Nationwide Mutual Insurance Company from April 1995 to April 1996. He was Senior Vice President -- Property/Casualty Operations of Nationwide Mutual Insurance Company from September 1993 to April 1995. Prior to that time, Mr. Gasper held numerous positions within the Nationwide Insurance Enterprise. Mr. Gasper has been with the Nationwide Insurance Enterprise for 31 years.

     DIMON R. MCFERSON, age 61, has been a Director of Parent since April 1988. Mr. McFerson has served as the Chairman and Chief Executive Officer -- Nationwide Insurance Enterprise of Parent since April 1996, and was President and Chief Executive Officer of Parent from December 1992 to April 1996. He served as Director and Chief Executive Officer from December 1992 to November 1993, Director and President and Chief Executive Officer -- Nationwide Insurance Enterprise from November 1993 to April 1996, and Director and Chairman and Chief Executive Officer -- Nationwide Insurance Enterprise from April 1996 to present for the Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company.

     ROBERT A. OAKLEY, age 51, has served as Executive Vice President -- Chief Financial Officer of Parent since April 1995. Mr. Oakley served as Senior Vice President -- Chief Financial Officer of Parent from October 1993 to April 1995. From November 1984 to October 1993, Mr. Oakley served as Vice President and Corporate Controller of Parent.

     ROBERT J. WOODWARD, JR., age 56, has served as Executive Vice President -- Chief Investment Officer of Parent since August 1995. From March 1991 to August 1995, Mr. Woodward served as Senior Vice President -- Fixed Income Investments of Parent.

     It is expected that the Designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer and that upon assuming office, the Designees will thereafter constitute at least a majority of the Board. Parent has informed the Company that, to its knowledge, none of the Designees (other than Mr. Wells) beneficially owns any equity securities, or rights to acquire any equity securities of the Company, or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The Company presently has five directors. The Company's articles of incorporation and bylaws provide for a Board of Directors of not less than three nor more than twenty-one members. The exact number of directors within such limits is fixed by the Board of Directors. The Board has set the current number of directors at five. The terms of the Board members are staggered with each member serving a three-year term. Executive officers of the Company are elected annually by the Board of Directors of the Company, and in some cases, by a subsidiary of the Company. Several persons whose activities are significant to the business of the Company are executive officers of the Company's subsidiaries. The Company's subsidiaries are ALLIED Life Insurance Company ("ALLIED Life"), ALLIED Life Brokerage Agency, Inc., and ALLIED Group Merchant Banking Corporation.

CURRENT DIRECTOR WHOSE TERM EXPIRES IN 1999

     JOHN E. EVANS, age 70, has been Chairman of the Board and a Director of the Company since 1993. He has been a director and Chairman of ALLIED Life since 1970, serving as President from 1965 to 1988. Mr. Evans has served as Chairman of the Board of ALLIED Group since 1975, President of ALLIED Group from 1975 to 1994, and has been a director of ALLIED Mutual since 1961. Mr. Evans also serves on the Board of

Directors of other affiliates of the Company. Mr. Evans is a brother of Harold
S. Evans, a Director of the Company. Pursuant to the Stock Rights Agreement and the Consulting Agreement with Mr. Evans, he was nominated by ALLIED Mutual to serve as a Director of the Company.

CURRENT DIRECTORS WHOSE TERMS EXPIRES IN 2000

     HAROLD S. EVANS, age 65, has been a Director of the Company since 1993 and a director of ALLIED Life since 1965. He has been a director of ALLIED Group since 1974 and a director of ALLIED Mutual since 1965, and he is also a member of the Board of Directors of certain other affiliates of the Company. He was employed by Aluminum Company of America beginning in 1955, serving as a Group Vice President-International until his retirement in 1989. Mr. Evans is a brother of John E. Evans, Chairman of the Board and a Director of the Company. Pursuant to the Stock Rights Agreement, Mr. Evans was nominated by ALLIED Mutual to serve as a Director of the Company.

     GEORGE D. MILLIGAN, age 41, has been a Director of the Company and ALLIED Life since 1993. For the past five years, Mr. Milligan has been President of The Graham Group, Inc., a Des Moines, Iowa based real estate development and property management company with activities in other areas, including property acquisition and sales, general contracting, and investments.

CURRENT DIRECTORS WHOSE TERMS EXPIRE IN 2001

     JAMES W. CALLISON, age 71, has been a Director of the Company since 1993 and a director of ALLIED Life since 1973. He has been a director of ALLIED Mutual since 1972 and a director of ALLIED Group since 1974. He is also a member of the Board of Directors of certain other affiliates of the Company. Mr. Callison has been employed by Midwest Wheel Companies since 1948, serving as Chairman of the Board since January 1998 and as President from 1970 to 1997.

     DENNIS H. KELLY, JR., age 71, has been a Director of the Company and ALLIED Life since 1993. From 1958 to 1990, he practiced internal medicine in Des Moines, Iowa. He has been retired since 1990.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     During 1997, there were five meetings of the Board of Directors. All directors attended more than seventy-five percent of the aggregate committee and Board meetings during 1997.

     The Board has established Executive, Audit, Investment, Compensation, and Coordinating Committees. The Company does not have a standing nominating committee, and the functions that are normally performed by such a committee are carried out by the Executive Committee. The Executive Committee will consider nominees recommended by stockholders. Such recommendations for nominees for election at the 1999 Annual Meeting should be submitted in writing to the Executive Committee in care of the Secretary of the Company, 701 Fifth Avenue, Des Moines, Iowa 50391-2003, no later than February 4, 1999.

     The Executive Committee members are John E. Evans, James W. Callison, and Harold S. Evans. The Executive Committee has the authority, with certain exceptions, to exercise the powers of the full Board of Directors. The Board of Directors reviews and approves the minutes of all meetings of the Executive Committee. The Executive Committee met two times in 1997.

     The Audit Committee members consist of outside directors Dennis H. Kelly, Jr. and George D. Milligan. The Committee selects and retains the Company's independent certified public accountants and approves the staffing and budgets of the internal audit department. Both the internal auditors and the independent certified public accountants periodically meet with the Audit Committee and have access to the members of the Committee. The Audit Committee met two times in 1997.

     The Investment Committee is a committee authorized to direct and approve investment activities of the Company. The members of the Investment Committee are John E. Evans, Harold S. Evans, and James W. Callison. The Investment Committee met eight times in 1997.

     The Compensation Committee of the Board has the authority to establish all compensation and benefits for all of the executive officers and employees of the Company and its subsidiaries. The members of the Compensation Committee, Harold
S. Evans and James W. Callison, met four times in 1997.

     The Coordinating Committee is a committee responsible for matters involving actual or potential conflicts of interest if and when they arise, between the Company, ALLIED Mutual, and ALLIED Group. The Company committee members, Dennis
H. Kelly, Jr. and George D. Milligan, are outside directors of the Company who are not also members of the Board of Directors of ALLIED Mutual or ALLIED Group. The Coordinating Committee did not meet in 1997.

COMPENSATION OF THE MEMBERS OF THE BOARD OF DIRECTORS AND THE DIRECTOR PURCHASE PLAN

     Directors who are not officers or employees of the Company received an annual retainer in 1997 of $20,000 plus expenses incurred in attending Board meetings. Directors were also paid $1,000 per Board meeting and $750 per committee meeting. Directors who are executive officers of the Company do not receive any fees in addition to their remuneration as officers. The annual retainer is split among the Company, ALLIED Mutual, and ALLIED Group for James
W. Callison, Harold S. Evans, and John E. Evans (each of whom are also directors of ALLIED Mutual and ALLIED Group), and many of the meeting fees are also split for these three individuals in the event the companies have meetings on the same day. In addition, George D. Milligan receives from the Company $750 per committee meeting for sitting as a Company representative and nonvoting member of the ALLIED Mutual Contributions Committee.

     The Company's directors who are not employees or officers of the Company may elect to receive all or a portion of their director fees in the form of Common Stock obtained under the ALLIED Life Financial Corporation Outside Director Stock Purchase Plan ("Director Purchase Plan"). Under the Director Purchase Plan, a participant may not purchase Common Stock with a fair market value of more than $25,000 per calendar year. The price per share paid to the Company is 100% of the fair market value of shares of Common Stock. The director fees that are withheld are applied to 85% of the price per share, with the remainder being paid proportionally by the Company, its subsidiaries, ALLIED Mutual, and/or the majority-owned subsidiaries of ALLIED Mutual to whom the participant's director fees are allocated. A participant may not dispose of the Common Stock purchased under the Director Purchase Plan for a period of one year from the purchase date. An Administrative Committee composed of employees of the Company or its subsidiaries administers the Director Purchase Plan. During 1997, the following directors participated in the Director Purchase Plan purchasing the number of shares and receiving the dollar value of discount for all shares purchased as indicated: James W. Callison, 880 shares, $2,697; John E. Evans, 816 shares, $2,498; George D. Milligan, 1,262 shares, $3,747.

     John E. Evans has a Consulting Agreement with the Company, ALLIED Mutual, and ALLIED Group pursuant to which he performs certain consulting services for the companies until such agreement is terminated by Mr. Evans or the companies. Mr. Evans is to be paid an annual fee which is to be prorated among the Company, ALLIED Mutual, and ALLIED Group. The annual fee was $250,000 for the first six months of 1997 and $180,000 for the latter six months. The Company's portion of the fee for 1997 was $12,082. ALLIED Mutual agreed to nominate Mr. Evans for re-election to the Board of Directors of the Company in accordance with ALLIED Mutual's nomination rights under the Stock Rights Agreement between ALLIED Mutual and the Company. The Consulting Agreement was amended on March 24, 1998 to provide for a decrease in the annual compensation payable to Mr. Evans from $180,000 to $120,000.

EXECUTIVE OFFICERS

     The following are the executive officers of the Company and its subsidiaries as of June 10, 1998.

     SAMUEL J. WELLS, age 51, has been President of the Company since 1993 and President of ALLIED Life since 1988. Previously, he was Vice President and General Manager of Farm Progress Insurance Services, Inc. a subsidiary of Capital Cities/ABC Inc., where he had been employed since 1984. Farm Progress Insurance Services, Inc. has had a relationship with ALLIED Life as an independent marketing organization since 1984.

Prior to that, Mr. Wells was with Farm Bureau of Michigan and Volunteer State Life Insurance Company of Chattanooga, Tennessee.

     WENDELL P. CROSSER, age 38, has been Vice President and Treasurer of the Company and ALLIED Life since 1993. Previously, he had been Assistant Vice President of ALLIED Group, Inc. since 1990 and held various accounting positions with ALLIED Group, Inc. since being employed there in 1987. From 1981 to 1987, Mr. Crosser was employed by KPMG Peat Marwick LLP. Mr. Crosser is a Certified Public Accountant.

     DONALD J. IVERSON, age 42, has been Vice President and Chief Actuary of ALLIED Life since 1995. Mr. Iverson joined the Company as a financial actuary in 1993 and was previously Vice President and Actuary with Employers Modern Life Company from 1990 to 1993. Prior to 1990, he was First Vice President and Actuary for Integrated Resources Life Insurance Company and Second Vice President and Product Actuary for General American Life Insurance Company. Mr. Iverson is a Fellow of the Society of Actuaries and a Member of the American Academy of Actuaries.

     JOSEPH P. ROSS, age 35, has been Vice President, Marketing of ALLIED Life since 1996. Previously, he was Vice President with Life Partners Group in Englewood, Colorado, where he held various positions since 1991. Prior to that he was with Merrill Lynch Life Agency, Northbrook, Illinois, Insurance Associates, Inc., Dyersville, Iowa, and Independent Agent Center, Dyersville, Iowa.

     E. ROBERT BEJCEK, age 52, has been Vice President of ALLIED Life since 1997. Previously, he was Vice President with U.S. Life/All American Life Insurance Company from 1991 to 1997. Prior to that, Mr. Bejcek was Regional Director for Kemper Life Insurance Company.

     WILLIAM D. WHITSELL, age 34, has been Vice President of Underwriting of ALLIED Life since 1996. Previously he was the Chief Underwriter with Life USA Insurance Company from 1991 to 1995 and held various underwriting positions with ITT Life Insurance Company prior to 1991.

     GEORGE T. OLESON, age 50, has been Vice President of the Company, ALLIED Life, ALLIED Group, Inc., and ALLIED Mutual since 1997. Previously, Mr. Oleson was Secretary of such companies since 1993. He also serves as Corporate Counsel for the Company and ALLIED Group and their affiliates.

             SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     At the close of business on June 2, 1998, the directors, the executive officers named in the Summary Compensation Table, and the directors and executive officers as a group beneficially owned shares of the ESOP Preferred and Common Stock as set forth below.

                                           AMOUNT AND NATURE OF
                                         BENEFICIAL OWNERSHIP(1)                    PERCENT OF CLASS(1)
                                  --------------------------------------      -------------------------------
                                      ESOP         COMMON       COMBINED      PREFERRED    COMMON    COMBINED
NAME OF BENEFICIAL OWNER          PREFERRED(2)     STOCK        CLASSES         STOCK      STOCK     CLASSES
------------------------          ------------     ------       --------      ---------    ------    --------
James W. Callison...............        -0-          5,368         5,368         -0-           *          *
Harold S. Evans.................        -0-         15,456        15,456         -0-           *          *
John E. Evans...................        -0-         30,258        30,258         -0-           *          *
Dennis H. Kelly, Jr. ...........        -0-         12,096        12,096         -0-           *          *
George D. Milligan..............        -0-          7,639         7,639         -0-           *          *
Samuel J. Wells.................     10,047         76,927(3)     86,974(3)        *         1.7%       1.3%
Wendell P. Crosser..............      8,209         30,174(3)     38,383(3)        *           *          *
Donald J. Iverson...............      1,519          1,415(3)      2,934(3)        *           *          *
Joseph P. Ross..................        341            434           775           *           *          *
All Directors and Executive
  Officers as a Group (12
  persons)......................     20,626        180,506(3)    201,132(3)        *         4.1%       2.9%

-------------------------
(1) Except as noted, all persons have sole voting and investment power with respect to the shares reported; asterisks indicate ownership of less than 1%.

(2) Shares reported as beneficially owned by executive officers are also reported as owned by the ESOP Trustee. Allocated shares are voted by the ESOP Trustee in accordance with the direction of the ESOP participant. Generally, unallocated shares and allocated shares as to which no direction is made by the participant are voted by the ESOP Trustee in the same percentage as the allocated shares as to which directions are received by the ESOP Trustee.

(3) Includes the following number of shares which the following persons have the right to acquire within 60 days of June 2, 1998 pursuant to stock options granted under the ALLIED Life Financial Corporation Long-Term Management Incentive Plan and the Executive Stock Option Plan: Mr. Wells, 21,291 shares; Mr. Crosser, 19,902 shares; Mr. Iverson, 1,147 shares; and all executive officers as a group, 42,557 shares.

         BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors of the Company (the "Compensation Committee") furnished the following report on executive compensation which appeared in the Company's Proxy Statement dated March 14, 1998 for its Annual Meeting of Stockholders held on May 5, 1998. The report has not been revised since that Proxy Statement was prepared.

     The Compensation Committee is responsible for establishing and administering the compensation policies which govern annual compensation, stock ownership programs, and employee benefit programs for the executive officers as well as other employees of the Company and its subsidiaries. Since the Company is a holding company without operations, corporate performance and compensation policies are highly dependent upon the operation of ALLIED Life, its principal subsidiary.

COMPENSATION CRITERIA

     In making compensation determinations, the Compensation Committee considers and endeavors to attain the following goals:

        1) attract and retain highly qualified and motivated executive officers and employees.

        2) encourage and reward achievement of annual and long-term financial goals and operating plans of the Company, and

        3) encourage executive officers and employees to become stockholders with interests aligned with those of other stockholders.

     The Compensation Committee's policy with regard to the compensation of executive officers is to meet the foregoing goals through a combination of base salary, annual bonus, stock ownership, and other benefits with a particular focus on encouraging executive officers to attain individual performance goals that are designed to favorably impact overall Company performance.

COMPENSATION COMPONENTS

     The basic components of compensation for executive officers, including those individuals listed in the Summary Compensation Table, are in four areas:

     Base Salary: The Compensation Committee sets salary ranges annually which are intended to reflect the median level of base pay for comparable positions at companies of similar size and complexity. The Compensation Committee reviews salary survey data provided by independent survey consultants including an annual survey provided by the Life Office Management Association, an industry trade association whose survey covers a wide cross-section of stock and mutual life insurance companies. Based on the scope and responsibility of the position in the survey compared to the scope and responsibility of the position at the Company, the Compensation Committee determines whether the officer's salary range should be set at, above, or below the median level of the industry. To determine the level of a specific salary within its range, the Compensation Committee considers management input regarding the officer's length of service in the position, experience, and management skills in handling short and long range issues. In addition, the Compensation Committee reviews the officer's performance during the prior year measured against predetermined corporate and individual plans and objectives approved by the Board.

     Annual Bonus: The Compensation Committee believes that a significant portion of management's annual cash compensation should be variable ("at risk") and tied to the Company's financial results. The Short Term Management Incentive Compensation Plan (the "Short Term Plan") is administered by the Compensation Committee which annually establishes goals for diluted operating earnings per share ("EPS") and growth. Depending upon attainment of Short Term Plan goals for 1997, participants may receive a bonus amount equal to 3-19% of base salary if the minimum EPS goal is attained, and up to 8-75% of base salary if both EPS and growth goals are maximized. Growth is measured as the percentage increase in GAAP insurance revenues (excluding single premium annuities with life contingencies) plus 2% of first year annuity premiums. The goals are established annually by the Compensation Committee. Goals are set to significantly exceed expected growth performance of the industry. The potential total award is weighted so that 75% of the award may come from attainment of EPS goal and 25% from attainment of the growth goal. No incentive for growth is given if the minimum EPS target is not met. The Compensation Committee may use its discretion to modify a portion of a participant's award, either upward or downward, based on management's recommendation of the participant's contribution to the achievement of goals. The annual bonus for marketing executives of the Company is dependent upon the attainment of growth goals.

     Stock Ownership: The Compensation Committee believes that a fundamental goal of executive compensation is to encourage and create opportunities for long-term executive stock ownership. Stock ownership guidelines for officers were established by the Compensation Committee in 1994. Over a period of ten years, the following ownership levels of Company Common Stock should be attained:

President                                               50,000 - 75,000 shares
Key Vice Presidents                                     20,000 - 35,000 shares
Other Vice Presidents                                    5,000 - 10,000 shares

     The Long-Term Management Incentive Plan (the "Long-Term Plan") provides for the award of stock options (nonqualified and incentive stock options), stock appreciation rights ("SARs"), and shares of restricted stock. The Compensation Committee encourages ownership of Company stock through the grant of options to participants in the Long-Term Plan. In determining who will participate and the amount of awards, the Compensation Committee selects key management employees, and based on their position, salary, performance, and previous grants, the Compensation Committee determines the amount of awards to be given to each participant. Generally, the amount increases with the level of position. The Compensation Committee intends to make grants on an annual basis and establish a vesting schedule at each grant date. The 1997 option grants vest in 33 1/3% increments on the third, fourth, and fifth anniversary of the grant date. In 1997, 38,000 options were awarded to nine executive officers, and 108,202 shares remain available for award under the Long-Term Plan. Under the Executive Stock Option Plan, 31,167 shares remain available for future grants.

     Employee Benefits: The Company offers benefit plans such as vacation, medical, life and disability insurance to executive officers on the same basis as offered to all employees. In keeping with the Company's commitment to align employee interests with those of stockholders, employees may acquire shares of stock through the Employee Stock Purchase Plan ("ESPP"), and all eligible employees are allocated shares through the Employee Stock Ownership Plan ("ESOP"). The ESPP allows employees to purchase stock at 85% of its fair market value, and the ESOP is discussed in note 5 to the Summary Compensation Table in this Proxy Statement. Executive officers are eligible for these programs on the same basis as other employees.

PRESIDENT'S COMPENSATION

     The rules of the Securities and Exchange Commission require a discussion of the CEO compensation. Since the Company does not have an elected CEO, this Report will focus on the compensation of the President who acts in a similar capacity. The compensation of the President includes the above four components.

     In addition to the subjective considerations of Mr. Wells' leadership and effectiveness in dealing with major corporate challenges and opportunities, the Compensation Committee considers the financial performance of the Company and the performance of the stock price in determining his total compensation. In 1997, the Compensation Committee increased Mr. Wells' base salary by 8% based on the Compensation Committee's assessment of his performance. Mr. Wells will not receive an annual bonus award for 1997. In March of 1997, the Compensation Committee granted to Mr. Wells 9,000 shares subject to option under the Long-Term Plan.

TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION

     Section 162(m) of the Internal Revenue Code (the "Code") generally limits to $1 million per individual per year the federal income tax deduction for compensation paid by a publicly-held company to the company's chief executive officer and its other four highest paid executive officers. Compensation that qualifies as performance-based compensation for purposes of Section 162(m) is not subject to the $1 million deduction limitation. Options and stock appreciation rights granted under the Long-Term Plan and options granted under the Executive Stock Option Plan satisfy the requirements for performance-based compensation. The Compensation Committee presently does not intend to seek to qualify other components of the Company's incentive compensation for executive officers as performance-based compensation under Section 162(m) of the Code, such as the Short Term Plan. However, the Compensation Committee currently does not anticipate that any executive officer will be paid compensation from the Company in excess of $1 million in any year (including amounts that do not qualify as performance-based compensation under the Code), and accordingly the Compensation Committee anticipates that all amounts paid as executive compensation will be deductible by the Company for federal income tax purposes.

COMPENSATION COMMITTEE
     James W. Callison
     Harold S. Evans

                            STOCK PERFORMANCE GRAPH

     The following graph compares the cumulative stockholder return (assuming reinvestment of dividends) to the holders of Common Stock, a broad equity market index (Index for NASDAQ Stock Market), and a peer group index (Index for NASDAQ Insurance Stocks), during the period beginning November 17, 1993 (date Company went public) and ending December 31, 1997. The stock performance graph assumes $100 was invested on November 17, 1993. The lines represent monthly index levels derived from compounded daily returns that include all dividends. The indexes are reweighted daily, using the market capitalization on the previous trading day. If the monthly interval (based on the fiscal year end) is not a trading day, the preceding trading day is used.

                                                                         NASDAQ
                                                                      Stock Market         NASDAQ
               Measurement Period                                        (U.S.           Insurance
             (Fiscal Year Covered)                    Company          Companies)          Stocks
11-17-93                                                     100.0             100.0             100.0
12-31-93                                                     100.2             102.0              99.3
12-30-94                                                     113.1              99.7              94.1
12-29-95                                                     145.4             141.0             133.6
12-31-96                                                     142.0             173.5             152.3
12-31-97                                                     179.8             212.8             223.5

                       COMPENSATION OF EXECUTIVE OFFICERS

     All employees of the Company and its subsidiaries are employed by ALLIED Life. For the years indicated, the following table shows the compensation earned by Samuel J. Wells (President of the Company) and the most highly compensated executive officers of the Company earning more than $100,000 in annual salary and bonus for services rendered in all capacities to the Company and its subsidiaries.

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                                     COMPENSATION AWARDS
                                                                  -------------------------
                                           ANNUAL COMPENSATION    RESTRICTED    SECURITIES
                                           --------------------     STOCK       UNDERLYING       ALL OTHER
   NAME AND PRINCIPAL POSITION      YEAR   SALARY(1)   BONUS(2)   AWARDS(3)    OPTIONS/SARS   COMPENSATION($)
   ---------------------------      ----   ---------   --------   ----------   ------------   ---------------
Samuel J. Wells...................  1997   $192,305        -0-         -0-         9,000(4)       $11,200
  President of the Company          1996    184,536        -0-     $10,400         4,700           10,500
  and ALLIED Life                   1995    168,847    $61,547      19,200         4,700           10,500
Wendell P. Crosser................  1997    126,882        -0-         -0-         7,500(4)         8,928
  Vice President and                1996    119,709        -0-       6,100         2,850           10,500
  Treasurer of the Company          1995    108,961     37,364      11,120         2,850           10,500
  and ALLIED Life
Donald J. Iverson.................  1997    107,885        -0-         -0-         6,000(4)         6,470
  Vice President of the Company     1996    104,124        -0-         -0-        16,100            7,578
  and Vice President and            1995     95,446     22,269         -0-           875            6,114
  Chief Actuary of ALLIED Life
Joseph P. Ross(6).................  1997    100,516      4,000         -0-         5,000(4)         7,451
  Vice President, Marketing         1996     45,297     35,181         -0-           -0-              -0-
  of ALLIED Life                    1995        -0-        -0-         -0-           -0-              -0-

-------------------------
(1) Includes 401(k) deferred compensation pursuant to the ALLIED Life Savings and Investment Plan.

(2) Amounts shown were earned in the year indicated but paid in the following year. Payments were made pursuant to the ALLIED Life Financial Corporation Short Term Management Incentive Compensation Plan, the Management Employee Incentive Plan, Vice President Sales Plan, and/or Regional Vice President Plan.

(3) Awards of restricted stock were made to satisfy obligations under the Long-term Management Incentive Compensation Plan (also known as the Performance Unit Plan) which was discontinued in 1994. For the three-year performance period ending in 1995 and 1996, shares of restricted stock were awarded to satisfy prorated cash awards to which the participants were entitled. The restricted stock vests 25% per year beginning the second year after the award. Dividends are paid on the restricted stock awarded to participants. The number and value of the aggregate restricted stock holdings as of December 31, 1997 are as follows (using a market value of $21.875 per share): Mr. Wells, 1,533 shares valued at $33,534; Mr. Crosser, 897 shares valued at $19,622. Mr. Iverson and Mr. Ross became employees of ALLIED Life subsequent to the eligibility period and therefore did not receive any restricted stock awards.

(4) See "Option/SAR Grants in Last Fiscal Year" for a description of the terms and conditions of the option grants.

(5) Amounts are deferred compensation and reflect contributions made by the Company under the Employee Stock Ownership Plan ("ESOP"), which is a defined contribution retirement plan covering all eligible Company employees. The amount of employer contribution is based on a percentage of annual pay (capped at $160,000) and calculated as follows: less than 6 years of service, 6% of pay; 6 years but less than 11 years, 7% of pay; 11 years but less than 21 years, 8% of pay; and for 21 years or more, 9% of pay.

(6) Mr. Ross became an employee of ALLIED Life on June 10, 1996.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The following table summarizes certain information regarding options and SARs granted during 1997 to the named executive officers.

                                             INDIVIDUAL GRANTS                           POTENTIAL REALIZABLE
                       --------------------------------------------------------------      VALUE AT ASSUMED
                          NUMBER OF       % OF TOTAL                                     ANNUAL RATES OF STOCK
                         SECURITIES      OPTIONS/SARS                                   PRICE APPRECIATION FOR
                         UNDERLYING       GRANTED TO                                        OPTION TERM(3)
                        OPTIONS/SARS     EMPLOYEES IN   EXERCISE OR BASE   EXPIRATION   -----------------------
        NAME               GRANTED       FISCAL YEAR      PRICE ($/SH)        DATE        5%($)        10%($)
        ----            ------------     ------------   ----------------   ----------     -----        ------
Samuel J. Wells......  9,000 options(1)      24%            $18.00          3/21/2007    $101,881     $258,186
Wendell P. Crosser...  7,500 options(1)      20%            $18.00          3/21/2007    $ 84,901     $215,155
Donald J. Iverson....  6,000 options(1)      16%            $18.00          3/21/2007    $ 67,921     $172,124
Joseph P. Ross.......  5,000 options(2)      13%            $23.125        10/21/2007    $ 72,716     $184,276

-------------------------
(1) These options will vest and become exercisable as follows: 33 1/3% as of 3-21-2000; 66 2/3% as of 3-21-2001; and 100% as of 3-21-2002.

(2) These options will vest and become exercisable as follows: 33 1/3% as of 10-21-2000; 66 2/3% as of 10-21-2001; and 100% as of 10-21-2002.

(3) These amounts represent assumed rates of stock price appreciation of 5% and 10% which are specified in applicable federal securities regulations. The actual value, if any, an executive may realize depends on the market value of the Common Stock at a future date. There is no assurance that the value realized by an executive officer will be at or near the value set forth in the table.

  AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

     The following table summarizes certain information regarding options exercised during 1997 and presents the value of unexercised options and SARs held at December 31, 1997. The SARs entitle the participant to receive payment from the Company solely in cash.

                                                                 NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                                                UNDERLYING UNEXERCISED   IN-THE-MONEY OPTIONS/SARS
                                                                OPTIONS/SARS AT FY-END         AT FY-END(1)
                                                                ----------------------   -------------------------
                       SHARES ACQUIRED                             EXERCISABLE (E)/          EXERCISABLE (E)/
        NAME             ON EXERCISE      VALUE REALIZED(1)       UNEXERCISABLE (U)          UNEXERCISABLE (U)
        ----           ---------------    -----------------       -----------------          -----------------
Samuel J. Wells......      20,766        $139,170/$3,369 SARs    17,766(E)/37,343(U)      $175,439(E)/$274,812(U)
Wendell P. Crosser...       1,250        $  8,805/$1,132 SARs    17,766(E)/22,798(U)      $175,493(E)/$155,900(U)
Donald J. Iverson....         -0-                         -0-     1,689(E)/21,286(U)      $  7,504(E)/$ 89,203(U)
Joseph P. Ross.......         -0-                         -0-       -0-(E)/ 5,000(U)           -0-(E)/     -0-(U)

-------------------------
(1) Values are calculated by determining the difference between the fair market value of the Common Stock and the exercise price of the options and SARs on the exercise date or at fiscal year end, as appropriate. The fair market value (average of the high and low as reported on NASDAQ) as of December 31, 1997 was $21.875 per share.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires that the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on a review of the reports, during the fiscal year ended December 31, 1997, all Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with.

                     CERTAIN TRANSACTIONS AND RELATIONSHIPS

JOINT MARKETING AGREEMENT

     ALLIED Life is a party to the ALLIED Group Joint Marketing Agreement ("JMA") with ALLIED Mutual and the property-casualty subsidiaries of ALLIED Group. The JMA requires ALLIED Mutual and the ALLIED Group property-casualty subsidiaries to promote to their customers and agents the sale of the products of ALLIED Life. The JMA provides for payment by ALLIED Life to AMCO Insurance Company (as pool administrator for the property-casualty affiliates) of an annual access fee of $100,000 plus an annual new production incentive fee ("NPIF"), calculated based on the percentage increase from the preceding year's production credit premiums for ALLIED Life produced by the independent property-casualty agencies representing the property-casualty affiliates of ALLIED Group and ALLIED Mutual ("ALLIED agencies"). The annual NPIF is not payable unless production credit premiums increase by at least 10% over the prior year and is capped at an increase of 25% over the prior year. The JMA also provides for joint systems development, including joint data bases of customers and agents, multiple account billing systems, marketing plans and promotions, and other systems to be developed. Development costs are to be allocated on a mutually agreeable basis reflecting projected and actual utilization of the systems. For the year ended December 31, 1997, the fees and expenses incurred by ALLIED Life under the JMA totaled $100,000.

     The JMA continues to the year 2008 and continues thereafter subject to termination on two years notice given by any party. The JMA contains non-compete provisions structured along product lines which are applicable during the term of the JMA and for a period of ten years thereafter. Such non-compete provisions prevent ALLIED Mutual and the property-casualty companies of ALLIED Group from selling life insurance or annuities in the states where ALLIED Life now sells these life products (or on termination of the JMA, any states where the life insurance and annuity products are sold by ALLIED Life). ALLIED Mutual and the property-casualty companies, which are not licensed to sell life insurance or annuity products, do not operate in all the states in which ALLIED Life operates. The JMA non-compete also prevents ALLIED Life from offering property-casualty products in states in which ALLIED Mutual and the property-casualty companies of ALLIED Group now operate.

     In the event of a change of control of the Company or ALLIED Life (whenever ownership of 50% or more of the voting stock is acquired by an unaffiliated party), ALLIED Mutual or the ALLIED Group property-casualty subsidiaries may (i) terminate it upon six months notice; (ii) extend the term for up to ten additional years beyond 2008; or (iii) allow the JMA to continue in effect without change. Those three rights are also given to the Company or ALLIED Life in the event of a change in control of ALLIED Group or any of its property-casualty subsidiaries. Disputes are to be resolved by a Coordinating Committee made up of the two members of each of the coordinating committees of the Company, ALLIED Group and ALLIED Mutual. Decisions of the Coordinating Committee must be unanimous and are binding on the parties. If the Coordinating Committee fails to resolve an issue, it would be submitted to arbitration. In arbitration, one arbitrator will be appointed jointly by ALLIED Mutual and the property-casualty insurance affiliates and a second arbitrator will be appointed by the Company. Both arbitrators so selected will jointly select a third arbitrator.

INTERCOMPANY OPERATING AGREEMENT

     The Company and its subsidiaries are parties to the Intercompany Operating Agreement ("IOA") with ALLIED Group, ALLIED Mutual, and each of their respective subsidiaries. The IOA provides for the sharing of office space, marketing services, agency forces, data processing, and other services and facilities. The IOA extends through December 31, 2004 and continues thereafter subject to any party providing two years notice that such party intends to cease participation. In the event of a change of control (whenever ownership of 50% or more of the voting stock of the Company or ALLIED Group is acquired by a nonaffiliated party) of the Company or ALLIED Group, the other party or ALLIED Mutual may (i) terminate it upon six months notice; (ii) extend the term for up to ten additional years beyond 2004; or (iii) allow the IOA to continue in effect without change. The IOA contains a covenant not to compete that binds each of the Company, ALLIED Group and ALLIED Mutual not to engage in a business that competes with the products or markets of any other party or such party's subsidiaries for the term of the IOA and five years thereafter. Any disputes regarding the use or occupancy of facilities or the terms on which property is leased or used are to be referred to the Coordinating Committee for resolution. Decisions of the Coordinating Committee must be unanimous and are binding on the parties. If an issue is not resolved by the Coordinating Committee, it will be submitted to arbitration. In such arbitration, each party to the dispute selects one arbitrator, and if such dispute involves only two parties, such arbitrators select a third arbitrator.

     Rental expense for office space allocated to the Company by ALLIED Mutual amounted to $225,984 for the year ended December 31, 1997. ALLIED Life receives certain services from the human resources department of ALLIED Group, which include but are not limited to maintaining employment documents, administering payroll and employee benefits, keeping related records, placing employees and providing termination counseling and processing. For such services, ALLIED Life pays a fee to ALLIED Group based upon a percentage of the Company's gross payroll. Also included in this fee is an amount that represents ALLIED Life's share of the net periodic post-retirement benefit cost for the ALLIED Group medical plan. The fee incurred by ALLIED Life totaled $161,842 for the year ended December 31, 1997.

MANAGEMENT INFORMATION SERVICES AGREEMENT

     The Company, ALLIED Life, and other affiliated companies are parties to a Management Information Services Agreement ("MIS") with AMCO Insurance Company ("AMCO"), which is a wholly-owned subsidiary of ALLIED Group. Under the terms of the MIS, AMCO provides certain computer services, printing, equipment leasing, and mail and communication services to ALLIED Life on a fee basis. The annual fee is subject to renegotiation throughout the term of the MIS. The MIS terminates on December 31, 2004 and has an extension provision and a change of control provision similar to that in the IOA described above. Any disputes under the MIS are to be referred to the Coordinating Committee for resolution. Decisions of the Coordinating Committee must be unanimous and are binding on the parties. If an issue is not resolved by the Coordinating Committee, it will be submitted to arbitration. In such arbitration, each party to the dispute selects a party arbitrator (and if such dispute involves only two parties, such arbitrators select a third arbitrator), provided that if there are more than three parties to a dispute, each of ALLIED Mutual, ALLIED Group and the Company appoints an arbitrator. For the year ended December 31, 1997, the fees incurred by the Company, ALLIED Life, and their subsidiaries under the MIS totaled $644,867.

OTHER ARRANGEMENTS AND TRANSACTIONS

     The Company and ALLIED Mutual are parties to a Stock Rights Agreement, which is described in note 1 to the table in "Voting Securities and Principal Stockholders." The Company and John E. Evans, Chairman and a Director, are parties to a Consulting Agreement which is described under "Compensation of the Members of the Board of Directors and the Director Purchase Plan."

     The Company and its affiliates pool their excess cash into a short-term investment fund pursuant to the Intercompany Cash Concentration Fund Agreement. The fund, administered by AID Finance Services, Inc. (an affiliate of the Company), also issues short-term loans (30 days or less) to affiliated companies in accordance with the current intercompany borrowing policy. The Company and its affiliates pay to AID

Finance Services, Inc. a management fee (5 basis points of invested assets) which is offset against investment income. At December 31, 1997, $3,468,759 was invested in the fund, which is carried as a short-term investment. Interest earned from the fund during 1997 was $77,594.

     ALLIED Life earned premiums from ALLIED Group for term life insurance on its employee group in the amount of $468,222 in 1997.

     The Company and its subsidiaries have from time to time borrowed funds from affiliates as needed on an arms length basis. The Company has entered into various note payable agreements with ALLIED Mutual. At December 31, 1997, the outstanding balance of the notes payable was $3,567,722. In 1997, the Company incurred interest expense of $241,420 from affiliates.

     On January 2, 1997, State Street Bank and Trust Company, as ESOP Trustee, purchased 19,143 shares of ESOP Preferred from the Company for $17.50 per share.

     During 1997, directors and executive officers of the Company purchased life insurance or annuities from the Company's subsidiaries on terms comparable to those offered in the normal course of business to nonaffiliated customers.

                                                                         ANNEX C

ITEM 3(B)

Amendment to Employee Stock Ownership Plan

     On June 2, 1998, the Board of Directors of the Company, acting upon the recommendation of the Compensation Committee of the Board (the "Compensation Committee"), amended the Company's Employee Stock Ownership Plan ("ESOP") to provide that participants in the ESOP (including executive officers) will be fully vested in their accounts upon the occurrence of a "Change in Control" (as defined below). The amendment also provides that in the event of a Change in Control, the Company will make an Employer Contribution (as defined in the ESOP) to the ESOP in the form of cash equal to the value of the Minimum Required Allocation Amount (as defined in the ESOP) for the then current Plan Year (as defined in the ESOP) to be allocated as of the date of such Change in Control to all participants who are eligible Participants (within the meaning of the ESOP) as of such date. The amendment to the ESOP is filed as an Exhibit hereto and is incorporated by reference herein.

     For purposes of the foregoing, a "Change in Control" is deemed to have occurred upon the first to occur of the following:

          (i) Any person or entity, other than the Company, a subsidiary of the Company, or any employee benefit plan of the Company or its subsidiaries, becomes the direct or indirect beneficial owner of the Company's securities having 20 percent or more of the combined voting power of the then outstanding securities of the Company (other than as a result of an issuance of securities initiated by the Company in the ordinary course of business and other than ALLIED Mutual so long as no change in control of ALLIED Mutual within the meaning of Iowa Code Section 521A has occurred); or

          (ii) As the result of, or in connection with, any cash tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing transactions, less than 80% of the combined voting power of the then outstanding securities of the Company or any successor corporation or entity entitled to vote generally in the election of directors of the Company or such other corporation or entity after such transaction, are held in the aggregate by holders of the Company's securities entitled to vote generally in the election of directors of the Company immediately prior to such transactions; or

          (iii) During any period of two (2) consecutive years, individuals who at the beginning of such period constitute the Board plus any new Director
     (a) whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds (2/3) of the Directors at the beginning of the period or whose election or nomination for election was previously so approved or (b) whose nomination for election by the Company's shareholders was made pursuant to the Stock Rights Agreement between the Company and ALLIED Mutual, cease for any reason to constitute a majority thereof.

Stock Option Plans

     On May 30, 1998, the Compensation Committee, seeking to provide parallel treatment of employee stock options upon a change in control, determined that it would interpret the Company's Executive Stock Option Plan (the "Option Plan") in the same manner as the Company's Long-Term Management Incentive Plan with respect to a change in control. On June 2, 1998, the Board of Directors approved and ratified the action of the Compensation Committee.

Stock Option Grants

     On March 10, 1998 Messrs. Wells, Crosser, Iverson and Whitsell received options to purchases Shares as follows: Mr. Wells, 10,000 Shares; Mr. Crosser, 8,000 Shares; Mr. Iverson, 6,000 Shares; and Mr. Whitsell, 4,000 Shares. Each such option has an exercise price of $21.8203 per Share and will become exercisable in three equal annual increments commencing with the third anniversary of the date of grant.

Severance Pay Plan

     On May 30, 1998, the Compensation Committee, following publication of the ALLIED Group tender offer and after consideration of the potentially destabilizing effects of the pendency of such proposal on the morale and retention of Company employees, approved the adoption by the Company of a severance policy applicable to the Company's salaried and hourly employees. On June 2, 1998, the Board of Directors approved and ratified the actions of the Compensation Committee. The following is a summary of the Company's Severance Pay Plan (the "Severance Pay Plan"). This summary is qualified in its entirety by reference to the full text of the Severance Pay Plan, a copy of which is filed as an Exhibit hereto and is incorporated herein by reference.

     The Severance Pay Plan provides for certain benefits to eligible employees following an involuntary termination of employment or Company-approved resignation. The benefits consist of a lump sum payment equal to one week's base salary for each year, or portion thereof, of employment, subject to adjustment as set forth in the Severance Pay Plan, and continuation of health benefits for approximately the same period as is used to calculate the lump sum payment. Benefit continuation terminates when the employee becomes eligible to receive benefits from another employer. An employee is not eligible to receive severance benefits if his termination of employment is due to death, transfer of employment to an affiliate or successor of the Company or for "Cause."

     "Cause" is generally defined as the consistent failure to function as required by Company standards. In the event an employee's employment terminates for any reason and the plan administrator subsequently determines that Cause for termination existed at the time the employee's employment terminated, such employee shall be deemed to have been terminated for Cause.

     Enhanced benefits are provided to employees who are terminated, whose employment has been adversely affected, or who resign with the Company's approval following a change in control. The enhanced benefits consist of an additional lump sum payment equal to employee's base salary for a period equal to the greater of three months or from the date of termination of employment through the first anniversary of the change in control, benefit continuation for the additional period, and outplacement services to be provided at the expense of the Company.

Severance Agreements

     In connection with the adoption of the Severance Pay Plan the Compensation Committee also approved the entry by the Company into separate severance agreements (the "Severance Agreements") with executive officers and certain other employees of the Company.

     Each Severance Agreement, the form of which is filed as an Exhibit hereto and is incorporated herein by reference, generally provides that in the event of any involuntary termination or constructive termination of employment (including a material reduction in responsibilities, a reduction in base pay or incentive compensation opportunities or an involuntary relocation) within the two year period following a change in control an employee who is a party to such an agreement would receive, in lieu of any other severance, a lump sum payment equal to one year's base pay plus the employee's highest bonus over the preceding two years and benefit continuation for twelve months following the termination of employment (or until the employee becomes eligible for benefits under a new employer). For a small number of employees, the benefit would be a lump sum severance payment equal to two times annual base salary plus the employee's highest bonus over preceding two years and benefit continuation for twelve months following the termination of employment (or until the employee becomes eligible for benefits under new employer). In the event that such severance payments would subject the employee to an excise tax imposed under section 4999 of the Internal Revenue Code of 1986, as amended, the amount of the severance otherwise payable will generally be reduced to avoid the imposition of such excise tax.

     The Company entered into Severance Agreements that provide for a severance payment equal to two times the employee's base salary and higher bonus over the preceding two years with each of Messrs. Samuel J. Wells and Wendell P. Crosser.

     The Company has entered into Severance Agreements that provide for a severance payment equal to the employee's base salary and higher bonus over the preceding two years with each of Messrs. Donald J. Iverson, E. Robert Bejcek and William D. Whitsell. The Company has also entered into such agreements to with two other employees, who are not executive officers.

Amendment to Short Term Management Incentive Plan

     On June 2, 1998, the Company's Short Term Management Incentive Plan was amended to provide that in the event of a change of ownership or control, the bonus to be paid to participants for the year in which such change in ownership or control occurred shall be the Goal Level Bonus (as provided in the Short Term Management Incentive Plan) regardless of the actual level of growth or earnings per share.

Retention Bonus Plan

     On June 2, 1998 the Board approved the Company's Retention Bonus Plan pursuant to which each employee of the Company (excluding any officer of the Company or ALLIED Life) who remains in the Company's employ through November 30, 1998 will receive a bonus in an amount equal to such employee's bi-weekly base salary, to be paid as soon as practicable after November 30, 1998, but not later than December 15, 1998.

                                       C-3